Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-285353

Prospectus Supplement

(to Prospectus dated March 6, 2025)

US$1,200,000,000

CANADIAN PACIFIC RAILWAY COMPANY

US$600,000,000 4.800% Notes due 2030

US$600,000,000 5.200% Notes due 2035

Fully and unconditionally guaranteed by

CANADIAN PACIFIC KANSAS CITY LIMITED

We are offering US$600,000,000 aggregate principal amount of 4.800% notes due 2030 (the “2030 notes”) and US$600,000,000 aggregate principal amount of 5.200% notes due 2035 (the “2035 notes” and, together with the 2030 notes, the “notes”). The 2030 notes will bear interest at a fixed rate of 4.800% per year. The 2035 notes will bear interest at a fixed rate of 5.200% per year. We will pay interest on the notes semi-annually in arrears on March 30 and September 30 of each year, beginning September 30, 2025. The 2030 notes will mature on March 30, 2030. The 2035 notes will mature on March 30, 2035. We may redeem some or all of the notes at any time, at the applicable redemption price as described under the heading “Description of the Notes – Optional Redemption”. We may also redeem in whole, but not in part, all of the notes if certain changes affecting Canadian withholding taxes occur. The notes do not have the benefit of any sinking fund. We are a wholly-owned subsidiary of Canadian Pacific Kansas City Limited (“CPKC”). CPKC will fully and unconditionally guarantee the notes on an unsecured basis. See “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus.

The notes and the related guarantee will be part of our and CPKC’s respective unsecured obligations and will rank equally with all of our and CPKC’s existing and future unsecured and unsubordinated indebtedness.

Investing in our notes involves risks. See “Risk Factors” in this prospectus supplement and beginning on page S-11 of the accompanying short form base shelf prospectus and in Item 1A. “Risk Factors” of the 2024 Annual Report on Form 10-K (as defined herein), as they may be amended, updated and modified periodically in the reports of CPKC filed with the United States Securities and Exchange Commission and with the securities commissions and similar authorities in each of the provinces of Canada.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that these requirements are different from those of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus is prepared using generally accepted accounting principles in the United States (“GAAP”).

Owning the notes may subject you to tax and other consequences both in the United States and in Canada. You should read the summary tax discussion in this prospectus supplement and the accompanying short form base shelf prospectus. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully and you should consult your own tax and financial advisors.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers, some of our directors and most of the experts named in this prospectus supplement and the accompanying short form base shelf prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. Accordingly, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors” in this prospectus supplement and in the accompanying short form base shelf prospectus and our 2024 Annual Report on Form 10-K.

	Public offering price(1)	Total		Underwriting commission	Total		Proceeds, before expenses, to us(1)	Total
Per 2030 Note	99.856%	US$	599,136,000	0.600%	US$	3,600,000	99.256%	US$	595,536,000
Per 2035 Note	99.457%	US$	596,742,000	0.650%	US$	3,900,000	98.807%	US$	592,842,000

Note:

(1)	Plus accrued interest from March 17, 2025 if settlement occurs after that date.

The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company (“DTC”) and its direct and indirect participants, including Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), on or about March 17, 2025.

Each of the underwriters is an affiliate of a financial institution which is a lender to us under our US$2.2 billion revolving credit facility, which facility is also utilized to back-stop outstanding commercial paper, and certain underwriters are affiliates of financial institutions which are lenders to us under our $300 million letter of credit facilities and US$500 million term credit agreement. Consequently, the Company may be considered to be a connected issuer of each such underwriter for purposes of securities legislation of the provinces of Canada. See “Underwriting”.

Joint Book-Running Managers

Wells Fargo Securities	BofA Securities	Goldman Sachs & Co. LLC	Morgan Stanley

BMO Capital Markets	CIBC Capital Markets	RBC Capital Markets	Scotiabank	SMBC Nikko
(2030 Notes)	(2035 Notes)	(2030 Notes)	(2030 Notes)	(2035 Notes)

Co-Managers

BMO Capital Markets	CIBC Capital Markets	RBC Capital Markets	Scotiabank	SMBC Nikko
(2035 Notes)	(2030 Notes)	(2035 Notes)	(2035 Notes)	(2030 Notes)

ATB Capital Markets	Desjardins Capital Markets	US Bancorp

The date of this prospectus supplement is March 12, 2025.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS

This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying short form base shelf prospectus and documents incorporated by reference therein. The second part, the short form base shelf prospectus, dated March 6, 2025 (the “short form base shelf prospectus”), gives more general information, some of which may not apply to the notes we are offering under this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the short form base shelf prospectus, you should rely on the information in this prospectus supplement.

We have not, and the underwriters have not, authorized any other person to provide any information other than that contained in or incorporated by reference in this prospectus supplement and the short form base shelf prospectus prepared by or on our behalf to which we have referred you and in any term sheets we authorize and use in connection with the offering of the notes. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the short form base shelf prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and with the securities commissions and similar authorities in each of the provinces of Canada and incorporated by reference in this prospectus supplement and the short form base shelf prospectus, is accurate as of the date of such information only. Our business, financial condition, results of operations and prospects may have changed since those dates. In this prospectus supplement and the short form base shelf prospectus, unless otherwise specified or the context otherwise requires, references to “Canadian Pacific Railway”, the “Company”, “CPRC”, “us”, “we” or “our” mean Canadian Pacific Railway Company and its subsidiaries and references to “CPKC” refer to our parent corporation, Canadian Pacific Kansas City Limited and its subsidiaries, as applicable. In the sections entitled “Summary” and “Description of the Notes” in this prospectus supplement and “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus, “Canadian Pacific Railway”, the “Company”, “us”, “we” or “our” mean only Canadian Pacific Railway Company, without any of its subsidiaries.

This prospectus supplement is deemed to be incorporated by reference into the short form base shelf prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and in the short form base shelf prospectus.

Unless otherwise indicated, all financial information included and incorporated by reference into this prospectus supplement and the short form base shelf prospectus is prepared in accordance with GAAP. GAAP differs from IFRS® Accounting Standards applied by most Canadian reporting issuers. Therefore, the financial statements incorporated by reference into this prospectus supplement and the short form base shelf prospectus may not be comparable to financial statements prepared in accordance with IFRS® Accounting Standards.

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the short form base shelf prospectus.

i

Prospectus Supplement

Prospectus

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the short form base shelf prospectus and the documents incorporated by reference herein and therein include “forward-looking information” and “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of applicable Canadian securities laws, the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) (collectively, “forward-looking statements”). In addition to the cautionary statement below, with respect to forward-looking statements contained in the documents incorporated by reference into this prospectus supplement and the short form base shelf prospectus, prospective purchasers should refer to “Forward-Looking Statements” in the 2024 Annual Report on Form 10-K and the 2024 MD&A (as defined herein), as well as to the advisories section of any documents incorporated by reference in this prospectus supplement and the short form base shelf prospectus that are filed after the date hereof.

All forward-looking statements are based on our and CPKC’s current beliefs as well as assumptions made by and information currently available to us and CPKC. Forward-looking statements in or incorporated by reference into this prospectus supplement, the short form base shelf prospectus and the documents incorporated by reference herein are based on current expectations, estimates, projections and assumptions, having regard to CPKC’s experience and its perception of historical trends, and include, but are not limited to, expectations, estimates, projections and assumptions relating to: the anticipated closing of the offering of the notes (the “offering”); change in business strategies; North American and global economic growth; commodity demand growth; sustainable industrial and agricultural production; commodity prices and interest rates; foreign exchange rates; effective tax rates; performance of our assets and equipment; sufficiency of our budgeted capital expenditures in carrying out our business plan; geopolitical conditions; applicable laws, regulations and government policies; the availability and cost of labour, services and infrastructure; labour disruptions; and the satisfaction by third parties of their obligations to CPKC. Such forward-looking statements in or incorporated by reference into this prospectus supplement and the short form base shelf prospectus include, but are not limited to, statements with respect to: the anticipated use of proceeds from the offering; statements concerning integration of Kansas City Southern (“KCS”), forecasted performance factors, CPKC’s intention to indefinitely reinvest in its foreign investments, CPKC’s estimated future defined benefit pension expectations, expected impacts resulting from changes in the United States dollar and Mexican peso exchange rates relative to the Canadian dollar, and the effective tax rate, as well as statements concerning CPKC’s operations, anticipated financial performance, business prospects and strategies, including statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future and concerning anticipated capital programs, statements regarding future payments including income taxes, statements regarding CPKC’s greenhouse gas emissions targets, environmental-, climate- or other sustainability-related strategies and initiatives and other information regarding environmental-, climate- or other sustainability-related actions CPKC plans to take in the future. Forward-looking statements typically contain statements with words such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “will”, “outlook”, “guidance”, “should” or similar words suggesting future outcomes. All statements other than statements of historical fact may be forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements as actual results may differ materially from those expressed or implied by the forward-looking statements and because it is possible that we and CPKC will not achieve predictions, forecasts, projections and other forms of forward-looking statements. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty.

By their nature, our and CPKC’s forward-looking statements involve numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: an inability to complete the offering; the risk that, notwithstanding our current intentions regarding the use of the net proceeds of the offering, there may be circumstances where a reallocation of the net proceeds may be necessary, depending on future operations, unforeseen events or whether future growth opportunities arise; changes in business strategies and strategic opportunities; general North American and global social, economic, political, credit and business conditions;

risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped via us; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption of fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out business plans; services and infrastructure; the satisfaction by third parties of their obligations; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions, including the imposition of any tariffs, or other changes to international trade arrangements; the effects of current and future multinational trade agreements on or other developments affecting the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches, volcanism and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions; the outbreak of a pandemic or contagious disease and the resulting effects on economic conditions; the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments; fiscal and monetary policy responses by governments and financial institutions; disruptions to global supply chains; the realization of anticipated benefits and synergies of the CP-KCS transaction and the timing thereof; the satisfaction of the conditions imposed by the U.S. Surface Transportation Board in its March 15, 2023 decision; the successful integration of KCS into CPKC; the focus of management time and attention on the CP-KCS transaction and other disruptions arising from the CP-KCS integration; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; improvement in data collection and measuring systems; industry-driven changes to methodologies; and the ability of the management of CPKC to execute key priorities, including those in connection with the CP-KCS transaction. The foregoing list of factors is not exhaustive.

The risks and uncertainties of our and CPKC’s business, including those discussed above and in documents incorporated by reference into this prospectus supplement and the short form base shelf prospectus and as described under “Risk Factors” and elsewhere herein, could cause our and CPKC’s actual results and experience to differ materially from the anticipated results or other expectations expressed or implied by forward-looking statements. In addition, we and CPKC base forward-looking statements on assumptions about future events, which, although reasonable when made, may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that events described in forward-looking statements set out in this prospectus supplement, the short form base shelf prospectus and the documents incorporated by reference herein may not occur.

We and CPKC cannot assure prospective investors that our future results, levels of activity and achievements will occur as we expect, and neither we, nor CPKC, nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we and CPKC undertake no obligation to update publicly or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXCHANGE RATE INFORMATION

CPKC publishes its consolidated financial statements in Canadian dollars. In this prospectus supplement, all references to “$” or “dollar” refer to the Canadian dollar and all references to “US$” or “U.S. dollar” refer to the United States dollar.

The following table sets forth, for each of the periods indicated, the period end daily average exchange rate, the average exchange rate and the high and low daily average exchange rates of one United States dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year ended December 31,
	2024 ($)	2023 ($)	2022 ($)
High	1.4416	1.3875	1.3856
Low	1.3316	1.3128	1.2451
Average	1.3698	1.3497	1.3013
Period End	1.4389	1.3226	1.3544

The daily average exchange rate on March 12, 2025, as reported by the Bank of Canada on conversion of United States dollars into Canadian dollars was US$1.00 equals $1.4391.

SUMMARY

The following is a brief summary of some of the terms of this offering and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus supplement and the short form base shelf prospectus and in the documents incorporated by reference herein and into the short form base shelf prospectus. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus.

Issuer	Canadian Pacific Railway Company.

Securities Offered	US$600,000,000 aggregate principal amount of 4.800% notes due 2030.

US$600,000,000 aggregate principal amount of 5.200% notes due 2035.

Interest Rate and Payment Dates	The 2030 notes will bear interest at the fixed rate of 4.800% per year, payable semi-annually in arrears on March 30 and September 30 of each year, beginning September 30, 2025.

The 2035 notes will bear interest at the fixed rate of 5.200% per year, payable semi-annually in arrears on March 30 and September 30 of each year, beginning September 30, 2025.

Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Maturity Date	March 30, 2030 for the 2030 notes.

March 30, 2035 for the 2035 notes.

Guarantee	CPKC will fully and unconditionally guarantee the notes on an unsecured basis. See “Description of the Notes”.

Ranking	The notes and the related guarantee will be unsecured obligations ranking pari passu with all of our and CPKC’s respective existing and future unsecured and unsubordinated indebtedness. The notes and the related guarantee will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of CPKC’s subsidiaries (other than CPRC). See “Description of the Debt Securities and Guarantee — Ranking” in the short form base shelf prospectus.

Optional Redemption	Prior to February 28, 2030 (the date that is one month prior to the maturity date of the 2030 notes), we may redeem the 2030 notes, in whole or in part, at our option at any time by paying a “make whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. On or after February 28, 2030 (the date that is one month prior to the maturity date of the 2030 notes), we may redeem the 2030 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2030 notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. See “Description of the Notes — Optional Redemption”.

Prior to December 30, 2034 (the date that is three months prior to the maturity date of the 2035 notes), we may redeem the 2035 notes, in whole or in part, at our option at any time by paying a “make whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. On or after December 30, 2034 (the date that is three months prior to the maturity date of the 2035 notes), we may redeem the 2035 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2035 notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. See “Description of the Notes — Optional Redemption”.

Tax Redemption	We may also, at our option, redeem in whole, but not in part, all of the notes at the redemption price described in the short form base shelf prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Tax Redemption” in the short form base shelf prospectus.

Form and Denomination	The notes will be represented by fully registered global securities registered in the name of the nominee of DTC. Beneficial interests in any registered global security will be in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes” in this prospectus supplement and “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus, notes in definitive form will not be issued.

Change of Control	If a change of control that is accompanied by a downgrade in the rating of the notes such that the notes are no longer investment grade occurs, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, as described under the heading “Description of the Notes — Change of Control”.

Additional Issues	We may, from time to time, without notice to or the consent of holders of the notes, create and issue additional notes ranking equally with the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes). These additional notes may be consolidated and form a single series with the applicable series of notes offered hereby, and have the same terms as to status, redemption or otherwise as the applicable series of notes offered hereby; provided that if the additional notes are not fungible with the applicable series of notes offered hereby for U.S. federal income tax purposes, the additional notes will have a new CUSIP number and a new ISIN number.

Certain Covenants	The U.S. Indenture (as defined herein) contains certain covenants that, among other things:

•	limit our ability to create liens; and

•	restrict our ability to consolidate or merge with a third party or transfer all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications which are described under the caption “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus.

Additional Amounts	We will make payments on the notes without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or the interpretation or administration thereof in which case we will withhold and remit to the relevant authority such required amounts and, subject to certain exceptions, we will pay such additional amounts as may be necessary (as additional interest) so that the net amount received by non-resident holders of the notes after such withholding or deduction will not be less than the amount that such non-resident holders would have received in the absence of such withholding or deduction. No additional amounts will be payable to excluded holders and no additional amounts will be payable in excess of the additional amounts that would be payable if the holder was a resident of the United States for the purposes of the Canada-U.S. Income Tax Convention (1980), as amended, and fully entitled to the benefits thereof. See “Description of the Notes — Additional Amounts” in this prospectus supplement.

Use of Proceeds	The net proceeds to us from this offering will be approximately US$1.18 billion, after deducting underwriting commissions and estimated expenses of the offering. The net proceeds received by us from the sale of the notes will be used primarily for the refinancing of CPRC’s outstanding indebtedness and for general corporate purposes. Until utilized for such purposes, the net proceeds may be invested in short term investment grade securities, money market funds or bank deposits. See “Use of Proceeds”.

Governing Law	The notes and the U.S. Indenture are governed by the laws of the State of New York.

Risk Factors	Prospective investors in the notes should consider carefully the matters set forth in the section entitled “Risk Factors” in this prospectus supplement and in the short form base shelf prospectus and the additional risk factors relating to our business that are discussed in the 2024 Annual Report on Form 10-K, which risk factors are incorporated by reference into this prospectus supplement and the short form base shelf prospectus.

OUR COMPANY

CPKC is a holding company whose direct and indirect subsidiaries operate railways in North America. CPKC is a publicly-traded corporation whose common shares are listed on the Toronto Stock Exchange (TSX:CP) and the New York Stock Exchange (NYSE: CP).

We are a 100%-owned subsidiary of CPKC. We were incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. We are one of Canada’s oldest corporations. On April 14, 2023, Canadian Pacific Railway Limited (“CPRL”) assumed control of KCS (through an indirect wholly-owned subsidiary), and filed articles of amendment to change CPRL’s name to Canadian Pacific Kansas City Limited. CPKC owns and operates the only freight railway spanning Canada, the United States, and Mexico. From our inception over 140 years ago, we have developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$1.05 billion in revenues annually as defined by the Surface Transportation Board of the United States) providing rail and intermodal transportation services over a network of approximately 20,000 miles, serving principal business centres across Canada, the United States and Mexico.

Our and CPKC’s registered, executive and corporate head office is located at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$1.18 billion, after deducting the underwriting commission and after deducting estimated expenses of the offering of approximately US$3.86 million. The net proceeds received by us from the sale of the notes will be used for the refinancing of CPRC’s outstanding indebtedness and for general corporate purposes. Until utilized for such purposes, the net proceeds may be invested in short term investment grade securities, money market funds or bank deposits.

CONSOLIDATED CAPITALIZATION

The following table summarizes CPKC’s cash and cash equivalents, long-term liabilities, consolidated equity and debt capitalization as at December 31, 2024, and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the anticipated use of proceeds therefrom as described under “Use of Proceeds”. This table should be read in conjunction with the 2024 Annual Financial Statements (as defined herein). Other than as set forth below, there have been no material changes to CPKC’s share and loan capital since December 31, 2024.

	As at December 31, 2024
	Actual	As adjusted(1)
	(millions)
Cash and cash equivalents	$739	$739

Long-term debt maturing within one year	2,819	1,115

Long-term liabilities
Pension and other benefit liabilities	548	548
Deferred income taxes	11,974	11,974
Other long-term liabilities	867	867
Long-term debt	19,804	19,804
Notes offered hereby	—	1,704

Total long-term liabilities and long-term debt maturing within one year	36,012	36,012

Total debt	22,623	22,623

Shareholders’ equity:
Share capital	25,689	25,689
Additional paid-in capital	94	94
Accumulated other comprehensive income	2,680	2,680
Retained earnings	19,429	19,429

Total shareholders’ equity	47,892	47,892
Non-controlling interest	998	998

Total equity	48,890	48,890

Total capitalization	$71,513	$71,513

Note:

(1)

The U.S. dollar amount of the net proceeds from the notes offered hereby has been converted to Canadian dollars using the daily average exchange rate as reported by the Bank of Canada of US$1.00 = $1.4389 at December 31, 2024.

EARNINGS COVERAGE RATIOS

The earnings coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. These ratios do not purport to be indicative of earnings coverage ratios for any future periods.

The following consolidated earnings coverage ratios for CPRC and CPKC have been calculated for the 12-month period ended December 31, 2024 based on audited financial information and give effect to the issuance of the notes offered by this prospectus supplement and the anticipated use of proceeds therefrom as described under “Use of Proceeds”, as though it had occurred at the beginning of such period. The earnings coverage ratios refer to the ratio of CPRC’s and CPKC’s, as applicable: (i) consolidated net income attributable to holders of common shares of CPRC and CPKC before borrowing costs and income taxes, and (ii) borrowing costs (as adjusted to give effect to the issuance of notes offered by this prospectus supplement).

CPRC’s borrowing costs, after giving effect to the issue of the notes, amounted to $878 million for the 12-months ended December 31, 2024. CPRC’s consolidated net income attributable to holders of common shares of CPRC before borrowing costs and income tax for the 12-months then ended was $5,611 million, which is 6.4 times CPRC’s borrowing cost requirements for this period.

CPKC’s borrowing costs, after giving effect to the issue of the notes, amounted to $878 million for the 12-months ended December 31, 2024. CPKC’s consolidated net income attributable to holders of common shares of CPKC before borrowing costs and income tax for the 12-months then ended was $5,611 million, which is 6.4 times CPKC’s borrowing cost requirements for this period.

Earnings Coverage(1) Twelve Month Period Ended
December 31, 2024
CPRC	6.4x
CPKC	6.4x

Note:

(1)

Earnings coverage is equal to consolidated net income attributable to holders of common shares before borrowing costs and income tax, divided by borrowing costs on all debt plus the amount of interest that has been capitalized during the period.

RISK FACTORS

An investment in the notes offered hereby involves certain risks. In addition to the other information contained in this prospectus supplement and in the section entitled “Risk Factors” in the short form base shelf prospectus and in the section entitled “Risk Factors” in the 2024 Annual Report on Form 10-K, which section is incorporated by reference into this prospectus supplement and into the short form base shelf prospectus, prospective investors should carefully consider the following factors in evaluating CPRC and its business before making an investment in the notes.

Risks Related to the Notes

Canadian bankruptcy and related laws may impact the rights of the U.S. Trustee to enforce remedies with respect to the Company and the notes.

We are incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada and our principal operating assets are located in Canada.

The rights of the U.S. Trustee (as defined herein) to enforce remedies are likely to be significantly impaired by the restructuring, receivership, liquidation and other provisions of applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation if the benefit of such legislation is sought with respect to the Company. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling “an insolvent person” to obtain a stay of proceedings as against its creditors and others and to prepare and file a proposal or plan to restructure and/or compromise obligations for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal or plan, if accepted by the requisite majorities of creditors and if approved by the court, would be binding on persons who might not otherwise be willing to accept it. Moreover, both statutes permit, in certain circumstances, the insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

The powers of the court under applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation (including the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada)) have generally been exercised broadly to protect a debtor entity from actions taken by creditors and other parties. Accordingly, it is impossible to predict whether payments under the notes would be made following commencement of or during such a proceeding, whether or when the U.S. Trustee could exercise its rights under the U.S. Indenture or whether and to what extent holders of the notes would be compensated for any delay, in payments of principal and interest.

There can be no assurance as to the liquidity of the trading market for the notes or that a trading market for the notes will develop.

There is no established trading market for the notes. The Company does not intend to have the notes listed for trading on any securities exchange or quoted on any automated dealer quotation system. The underwriters have advised the Company that they presently intend to make a market in the notes, but the underwriters are not obligated to do so, and any such market-making activities may be discontinued at any time without notice at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the notes. The liquidity of any market for the notes will depend upon the number of holders of notes, the interest of securities dealers in making a market in the notes and other factors. The absence of an active market for the notes could adversely affect the market price and liquidity of the notes.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

There can be no assurance that the credit ratings assigned to the notes will remain in effect for any given period of time or that the ratings will not be withdrawn or revised at any time. There can be no assurance that S&P (as defined herein), Moody’s (as defined herein) or any other rating agency will not downgrade its ratings on the notes. Real or anticipated changes in credit ratings on the notes may affect the market value of the notes. In addition, real or anticipated changes in credit ratings can affect the cost at which CPRC can access the capital markets.

The Company may not be able to repurchase the notes upon a Change of Control Triggering Event.

In the event that the Company is required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event (as defined herein), it may not have sufficient funds to repurchase the notes in cash at such time. In addition, the Company’s ability to repurchase the notes for cash may be limited by applicable law.

Changes in interest rates may cause the value of the notes to decline.

Prevailing interest rates will affect the market price or value of the notes. The market price or value of the notes will decline as prevailing interest rates for comparable debt instruments rise, and will increase as prevailing interest rates for comparable debt instruments decline.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements the description set forth in the short form base shelf prospectus and should be read in conjunction with “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus. In addition, such description is qualified in its entirety by reference to the U.S. Indenture under which the notes are to be issued, referred to in the short form base shelf prospectus. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the short form base shelf prospectus. In this section only, “Canadian Pacific Railway”, “us”, “we” or “our” mean Canadian Pacific Railway Company without any of its subsidiaries.

General

CPKC will fully and unconditionally guarantee the payment of the principal (and premium, if any) and interest, on the notes, any sinking fund or analogous payments payable with respect to the notes and any additional amounts payable with respect to the notes, when they become due and payable, whether at the stated maturity thereof or by declaration of acceleration, call for redemption or otherwise. The notes and the related guarantee will be part of our and CPKC’s respective unsecured obligations and will rank equally with all of our and CPKC’s existing and future unsecured and unsubordinated indebtedness.

The 2030 notes initially will be issued in an aggregate principal amount of US$600,000,000 and the 2035 notes initially will be issued in an aggregate principal amount of US$600,000,000. The 2030 notes will mature on March 30, 2030 and the 2035 notes will mature on March 30, 2035. The 2030 notes will bear interest at the fixed rate of 4.800% per year and the 2035 notes will bear interest at the fixed rate of 5.200% per year. Interest will be payable on the notes from March 17, 2025, or from the most recent date to which interest has been paid or provided for, payable semi-annually on March 30 and September 30 of each year, commencing September 30, 2025 (each an “Interest Payment Date”) to the persons in whose names the notes are registered at the close of business on the next preceding March 15 or September 15, respectively.

Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the Interest Payment Date or the date of maturity, as the case may be. If any Interest Payment Date or the maturity date of the notes falls on a day that is not a business day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding business day, and no interest on such payment will accrue for the period from and after such Interest Payment Date or the maturity date, as the case may be as a result of such delay.

Payment of principal, premium, if any, and interest on the notes will be made in United States dollars.

The 2030 notes and the 2035 notes will each constitute a separate series of Securities under the Trust Indenture entered into between us and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee (the “U.S. Trustee”), on September 11, 2015 (the “U.S. Indenture”).

We may, from time to time, without notice to or the consent of holders of the notes, create and issue additional notes under the U.S. Indenture in addition to the aggregate principal amount of notes offered hereby. Such additional notes will rank equally with the notes offered hereby in all respects (or in all respects except for the issue date, payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the applicable series of notes offered hereby, and have the same terms as to status, redemption and otherwise as the applicable series of notes offered hereby. In the event that additional notes are issued, we will prepare a new prospectus supplement, provided that if the additional notes are not fungible with the applicable series of notes for U.S. federal income tax purposes, the additional notes will have a new CUSIP number and a new ISIN number.

Other than the protections which may otherwise be afforded to holders of the notes as a result of the operation of the covenants described in this prospectus supplement and under “Description of the Debt Securities and Guarantee” in the short form base shelf prospectus, there are no covenants or other provisions in the U.S. Indenture or the notes limiting our ability to seek additional sources of financing, pay dividends or otherwise engage in other capital transactions that might increase our leverage or decrease the amount of assets available to service our debt.

The provisions described in “Description of the Notes — Additional Amounts” relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances and the provisions of the U.S. Indenture relating to the redemption of debt securities in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the heading “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Tax Redemption” in the short form base shelf prospectus) will apply to the notes.

The notes will be subject to the provisions of the U.S. Indenture relating to the defeasance and covenant defeasance as described in the short form base shelf prospectus under the heading “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Defeasance”.

The notes will not be entitled to the benefits of any sinking fund.

Certain Definitions

The description of the definition of “GAAP” in the U.S. Indenture included in this subsection replaces and supersedes, in its entirety, the description of the definition of “GAAP” in the U.S. Indenture included under “Description of the Debt Securities and Guarantee — Certain Definitions” in the short form base shelf prospectus.

In the U.S. Indenture, the term “GAAP” means, at any time, accounting principles generally accepted in the United States at the relevant time applied on a consistent basis, provided that, if reference to “GAAP” is in respect of any financial statements which are prepared in accordance with generally accepted accounting principles of Canada, “GAAP” shall mean generally accepted accounting principles in Canada as recommended in the Handbook of the Chartered Professional Accountants Canada (as may be amended, supplemented or replaced from time to time) at the relevant time, applied on a consistent basis.

Optional Redemption

Prior to the applicable Par Call Date (as defined below), we may redeem any of the 2030 notes or the 2035 notes, in whole or in part, at our option, at any time or from time to time at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the applicable series of notes to be redeemed matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus the applicable Make-Whole Spread set forth in the table below less (b) interest accrued to the date of redemption, and

2.	100% of the principal amount of the applicable series of notes to redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

For purposes hereof, “Par Call Date” and “Make-Whole Spread” in respect of an applicable series of the notes shall mean the date and spread set forth under the applicable heading below across from the name of such series of notes.

Series of notes	Par Call Date	Make-Whole Spread
2030 notes	February 28, 2030 (one month prior to the maturity date of such notes)	+15 bps
2035 notes	December 30, 2034 (three months prior to the maturity date of such notes)	+15 bps

On or after the applicable Par Call Date, we may redeem the 2030 notes or the 2035 notes, in whole or in part, at our option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Holders of notes to be redeemed will receive notice of redemption delivered at least 10 and not more than 60 days prior to the date fixed for redemption.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us and specified in writing to the U.S. Trustee in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the applicable Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the applicable Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable Par Call Date. If there is no United States Treasury security maturing on the applicable Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Par Call Date, one with a maturity date preceding the applicable Par Call Date and one with a maturity date following the applicable Par Call Date, we shall select the United States Treasury security with a maturity date preceding the applicable Par Call Date. If there are two or more United States Treasury securities maturing on the applicable Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New

York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the U.S. Trustee in its sole discretion deems appropriate and fair. No notes of a principal amount of US$1,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by DTC (or another depositary), the redemption of the notes shall be done in accordance with the policies and procedures of the depositary.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part equal to US$2,000 or an integral multiple of US$1,000 in excess thereof of such notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. We must comply with the requirements of Rule 14e-1 under the U.S. Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the Change of Control provisions of the U.S. Indenture, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the U.S. Indenture by virtue of such conflicts.

On the Change of Control Payment Date, we will be required to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the U.S. Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

For purposes of the foregoing discussion of a repurchase at the option of holders of notes, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by at least two out of three of the Rating Agencies (as defined herein), if there are three or more Rating Agencies, or all of the Rating Agencies, if there are less than three Rating Agencies, (the “Required Threshold”) on any date from the date of the public notice of an arrangement or transaction that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control, which 60-day period shall be extended if, by the end of the 60-day period, the rating of the notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the notes as aforesaid, would aggregate in number the Required Threshold, such extension to continue for so long as consideration for a possible downgrade continues by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the notes as aforesaid, would aggregate in number the Required Threshold.

“Change of Control” means the occurrence of any of the following: (i) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any person (as such term is used in Section 13(d) of the U.S. Exchange Act) other than us, CPKC or any of our or its subsidiaries; (ii) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that any person (as such term is used in Section 13(d) of the U.S. Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of CPKC’s voting shares; or (iii) the first day on which a majority of the members of CPKC’s Board of Directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of CPKC who (i) was a member of such Board of Directors on the date of the issuance of the notes; or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of CPKC’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, or the equivalent investment grade credit rating from any other Rating Agency.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means any “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the U.S. Exchange Act then providing publicly available ratings of the notes.

“S&P” means S&P Global Ratings, a division of S&P Global Inc.

Additional Amounts

The disclosure included in this subsection replaces and supersedes, in its entirety, the disclosure included under “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Additional Amounts” in the short form base shelf prospectus.

All payments made by us or CPKC under or with respect to the notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we (or CPKC, as applicable) are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we (or CPKC, as applicable) are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the notes, we (or CPKC, as applicable) will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder after such withholding or deduction (and after any withholding or deduction of any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded Holder”) in respect of:

(a)

Canadian Taxes imposed by reason of the holder or beneficial owner being a person with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(b)

Canadian Taxes imposed by reason of the holder or beneficial owner being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some present or former connection with Canada or any province or territory thereof (otherwise than any connection arising by the mere holding of the notes or the receipt of payments thereunder);

(c)

Canadian Taxes imposed by reason of the holder or beneficial owner being a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of us or a non-resident person not dealing at arm’s length, for purposes of the Income Tax Act (Canada), with a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of us;

(d)

Canadian Taxes imposed by reason of the holder or beneficial owner being an entity in respect of which we are a “specified entity” (as defined in subsection 18.4(1) of the Income Tax Act (Canada)) at the time of making such payment;

(e)

Canadian Taxes imposed by reason of the holder’s or the beneficial owner’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

(f)

any Canadian Taxes that are payable otherwise than by deduction or withholding from a payment under or with respect to the notes (other than Canadian Taxes imposed pursuant to section 803 of the Income Tax Regulations (Canada));

(g)	any Canadian Taxes that are estate, inheritance, gift, sales, excise, transfer, capital gains, personal property or similar taxes;

(h)

any Canadian Taxes imposed or withheld pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (or any amended or successor version of such sections that are substantively comparable), any regulations promulgated thereunder, any official interpretations thereof, any intergovernmental agreement or treaty between Canada and the United States with respect to the foregoing and any law, regulation, or official interpretation thereof implementing such intergovernmental agreement, or any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code of 1986, as amended; or

(i)	any combination of clauses (a) through (h) above.

Further, no Additional Amounts will be paid with respect to any payment on a note to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such beneficiary or settlor with respect to such fiduciary, a member of such partnership, or such beneficial owner would not have been entitled to payment of the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of such note.

We (or CPKC, as applicable) will also:

(a)	make such withholding or deduction; and

(b)	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the U.S. Trustee and the holders of the notes, within 30 days after the date the remittance of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such remittance by us (or CPKC, as applicable).

Without duplication of any obligation to pay Additional Amounts as described above, we will indemnify and hold harmless each holder (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of:

(a)	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes;

(b)	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c)	any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes measured or based on such Holder’s net income, revenue or capital.

Further, no Additional Amounts or indemnity will be payable in excess of the Additional Amounts or indemnity which would be required if the holder of the note was a resident of the United States for purposes of, and entitled to claim the benefits under, the Canada-United States Income Tax Convention (1980), as amended.

Wherever in the U.S. Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Book-Entry System

The notes will be represented by fully registered global notes, without interest coupons and will be deposited upon issuance with the U.S. Trustee as custodian for DTC, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below. The provisions set forth under “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — U.S. Debt Securities in Global Form” in the short form base shelf prospectus will be applicable to the notes. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Except as described under “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — U.S. Debt Securities in Global Form” in the short form base shelf prospectus, owners of beneficial interests in the registered global notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the U.S. Indenture.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

Certain Book-Entry Procedures for the Global Notes

All interests in global notes will be subject to the operations and procedures of DTC. The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and its respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its Participants are on file with the SEC.

Book-Entry Procedures. Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes, except in the event that use of the book-entry system for the notes is discontinued.

The deposit of the global notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the global notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

Principal and interest payments on the global notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the U.S. Trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

We will send any redemption notices to DTC. If less than all of the notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

A beneficial owner must give any required notice of its election to have its notes repurchased through the participant through which it holds its beneficial interest in the global notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its notes by causing the direct participant to transfer its interest in the securities on DTC’s records. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC’s records and followed by a book-entry credit of tendered notes to the applicable trustee or agent’s DTC account.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants (“DTC Participants”) will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants (“Clearstream Participants”) and/or Euroclear participants (“Euroclear Participants”) will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

Same-Day Settlement and Payment

We will make payments in respect of the notes represented by the global notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal and interest with respect to notes in definitive form by wire transfer of immediately available funds to the accounts specified by the holders of the notes in definitive form or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System.

None of us, any underwriter or agent, the U.S. Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global note, or for maintaining, supervising or reviewing any records.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the U.S. Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

MATERIAL INCOME TAX CONSIDERATIONS

United States

The following summary is a discussion of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes by a U.S. Holder, as defined below, that (i) acquires the notes pursuant to this offering at the issue price and (ii) holds the notes as capital assets for U.S. federal income tax purposes. This discussion addresses only U.S. federal income taxation and is not a complete analysis or description of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. This discussion does not address any U.S. federal alternative minimum tax, tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax, U.S. federal estate, gift or other non-income tax, or state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of the notes. This description of material U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as:

•	brokers,

•	traders that mark-to-market their securities,

•	qualified retirement plans,

•	tax deferred accounts,

•	thrifts,

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	partnership or other pass-through entities (or investors in such entities),

•	tax-exempt entities,

•	insurance companies,

•	persons holding the notes as part of a hedging, integrated, or conversion transaction, constructive sale or “straddle”,

•	persons that purchase or sell notes as part of a wash sale for tax purposes,

•	expatriates and former long-term residents of the U.S.,

•	persons whose functional currency is not the U.S. dollar,

•	persons carrying on a trade or business in Canada through a permanent establishment, and

•	dealers or traders in securities or currencies.

The following discussion is based upon the United States Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), its legislative history, existing and proposed Treasury Regulations promulgated under the Code, U.S. judicial decisions and administrative pronouncements, all as of the time hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and describe herein.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of notes that is (1) an individual who is a citizen or a resident alien of the United States as determined for U.S. federal income tax purposes, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner (or other owner) will generally depend upon the status of the partner (or other owner) and the tax treatment of the partnership. If a U.S. Holder is a partner (or other owner) of a pass-through entity that holds, or is considering the acquisition of, notes, such a U.S. Holder is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of notes.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of notes, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is given. We urge prospective holders to consult their own tax advisors regarding the application of U.S. federal, state and local tax laws, as well as any applicable foreign tax laws, to their particular situations.

Contingent Payments

In certain circumstances (see “Description of the Notes — Additional Amounts” in this prospectus supplement, “Description of the Debt Securities and Guarantee — Description of the U.S. Debt Securities — Tax Redemption” in the short form base shelf prospectus, and “Description of the Notes — Change of Control” in this prospectus supplement), we may be obligated to pay amounts in excess of stated interest or principal on the notes. These contingencies may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments.” However, under applicable U.S. Treasury Regulations, the possibility of one or more contingent payments on the notes may be disregarded for the purposes of determining whether the notes provide for one or more contingent payments for U.S. federal income tax purposes if on the date the notes are issued the possibility of such contingent payments occurring is incidental, in the aggregate, or remote. We believe, and we intend to take the position for tax purposes, that the possibility that such contingencies will occur, in the aggregate, is remote or incidental, and that the notes should therefore not be treated as contingent payment debt instruments for tax purposes. Our determination in this regard is binding on each U.S. Holder unless the holder explicitly discloses in the manner required by applicable U.S. Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the IRS. If the IRS takes the position that such contingencies were not remote or incidental as of the date of issuance, it is possible that a U.S. Holder would be required to accrue an amount of income with respect to the notes that exceeds the stated interest on the notes and that any gain recognized upon the sale or maturity of the notes would be ordinary income. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

Payments of Interest

Each payment of interest on a note will be taxable as ordinary interest income at the time it accrues or is received, in accordance with a U.S. Holder’s method of accounting for U.S. federal income tax purposes. The interest will be foreign source income and will generally be “passive” income for purposes of computing the foreign tax credit limitation. A U.S. Holder must include any tax withheld (if any) from the interest payment as ordinary income even though such included amount is not in fact received. The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of notes in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received (other than any amounts attributable to accrued but unpaid stated interest, which will be taxable as ordinary interest income to the extent not previously included in income), and (ii) the U.S. Holder’s adjusted tax basis in the notes at the time of sale, exchange, redemption, retirement or other taxable disposition. A U.S. Holder’s adjusted tax basis in the notes will generally be the amount paid for the notes. Any capital gain or loss will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of the notes, the U.S. Holder has held the notes for more than one year. Long-term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, is generally taxed at reduced rates. For U.S Holders, the gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, backup withholding and information reporting requirements apply to certain payments to U.S. Holders of principal of, and interest on, a note, and the receipt of proceeds on the sale or other disposition (including a retirement or redemption) of a note, in each case when made within the U.S. or through certain U.S. intermediaries. Backup withholding may generally apply if a U.S. Holder (1) fails to furnish its taxpayer identification number (generally on an IRS Form W-9), (2) fails to certify that such number is correct, (3) is notified by the IRS that it is subject to backup withholding, (4) fails to certify that the IRS has not so notified it, or (5) otherwise fails to comply with the applicable requirements of the backup withholding rules.

Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemptions from backup withholding and information reporting are properly established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and will be refunded to the extent it exceeds such liability, provided that the U.S. Holder furnishes required information to the IRS in a timely manner. U.S. Holders are urged to consult their tax advisors regarding the application to them of the backup withholding rules, the availability to them of exemptions from backup withholding, and the procedures for obtaining such exemptions.

Tax Return Disclosure Requirements

Certain U.S. Holders that hold “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also the following, if held for investment and not held in an account maintained by a financial institution: (i) stocks and securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the possible reporting requirements with respect to their investments in the notes and the penalties for non-compliance.

Canada

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “ITA”) generally applicable as of the date of this prospectus supplement to a purchaser who acquires beneficial ownership of a note pursuant to this prospectus supplement and who, at all relevant times and for the purposes of the application of the ITA: (i) deals at arm’s length with us, CPKC and with any transferee resident in Canada (or deemed to be resident in Canada) to whom the holder assigns or otherwise transfers the note; (ii) is not, and is not deemed to be, resident in Canada; (iii) is entitled, as beneficial owner, to receive all payments (including interest, principal and any premium) made in respect of the note; (iv) does not use or hold and is not deemed to use or hold the note in, or in connection with, a trade or business carried on, or deemed to be carried on, in Canada; (v) is not a “specified non-resident shareholder” of us or of CPKC or a person that does not deal at arm’s length with a “specified shareholder” of us or of CPKC (each as defined in subsection 18(5) of the ITA and for purposes of the provisions referred to in that subsection); and (vi) is not an entity in respect of which we or CPKC is a “specified entity” (within the meaning of subsection 18.4(1) of the ITA) and is not a “specified entity” in respect of any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note (each such person being a “Non-Resident Holder”). Special rules apply to non-resident insurers carrying on business in Canada and elsewhere and are not discussed in this summary. This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom we or CPKC do not deal at arm’s length within the meaning of the ITA.

This summary is based upon the current provisions of the ITA in force as of the date of this prospectus supplement, all specific proposals to amend the ITA that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date of this prospectus supplement (“Proposed Amendments”), applicable jurisprudence and the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date of this prospectus supplement. This summary assumes that all the Proposed Amendments will be enacted as currently proposed, but no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not anticipate any changes in law or in the administration or assessing policies and practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective Non-Resident Holder. This summary does not take into account foreign (i.e., non-Canadian) tax considerations or Canadian provincial or territorial tax considerations, which may vary significantly from the Canadian federal income tax considerations described herein. Accordingly, prospective Non-Resident Holders and other holders of notes should consult their own tax advisors with respect to the Canadian income and other tax considerations associated with their participation in this offering having regard to their particular circumstances.

Amounts paid or credited, or deemed to be paid or credited, by us on the notes to a Non-Resident Holder as, on account of, in lieu of, or in satisfaction of, interest or principal on the notes or received as proceeds by a Non-Resident Holder on the disposition (including a redemption, payment on maturity or repurchase) of the notes will not be subject to Canadian non-resident withholding tax under Part XIII of the ITA. Generally, no other tax on income or gains under the ITA will be payable by a Non-Resident Holder on interest, principal, premium, bonus or penalty on a note or on the proceeds received by a Non-Resident Holder on the disposition of a note, including a redemption, payment on maturity or repurchase.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement between us and the underwriters named below, for whom Wells Fargo Securities, LLC, BofA Securities, Inc., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as representatives, we have agreed to sell to each underwriter, and each underwriter has severally and not jointly agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Underwriter	Principal amount of 2030 notes		Principal amount of 2035 notes
Wells Fargo Securities, LLC	US$	90,000,000	US$	90,000,000
BofA Securities, Inc.		78,000,000		78,000,000
Goldman Sachs & Co. LLC		78,000,000		78,000,000
Morgan Stanley & Co. LLC		78,000,000		78,000,000
BMO Capital Markets Corp.		48,000,000		48,000,000
CIBC World Markets Corp.		48,000,000		48,000,000
RBC Capital Markets, LLC		48,000,000		48,000,000
Scotia Capital (USA) Inc.		48,000,000		48,000,000
SMBC Nikko Securities America, Inc.		48,000,000		48,000,000
ATB Securities Inc.		12,000,000		12,000,000
Desjardins Securities Inc.		12,000,000		12,000,000
U.S. Bancorp Investments, Inc.		12,000,000		12,000,000

Total	US$	600,000,000	US$	600,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the notes to certain dealers at prices that represent a concession not in excess of 0.350% of the principal amount of the 2030 notes and 0.400% of the 2035 notes. Any underwriter may allow, and any such dealer may re-allow, a concession not in excess of 0.250% of the principal amount of the 2030 notes and 0.250% of the 2035 notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting commission that we will pay to the underwriters in connection with the offering of the notes:

	Paid by us
Per 2030 note		0.600%
Per 2035 note		0.650%
Total	US$	7,500,000

Expenses associated with this offering to be paid by us, other than the underwriting commission, are estimated to be approximately US$3.86 million.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices you receive when you sell will be favourable.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may over-allot in connection with the offering of the notes, creating syndicate short positions. In addition, the underwriters may bid for and purchase notes in the open market to cover syndicate short positions or to stabilize the prices of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or financial advisory, investment banking and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge and certain other of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

Each of the underwriters is an affiliate of a financial institution which is a lender to CPRC under our US$2.2 billion revolving credit facility. Each of BMO Capital Markets Corp., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., ATB Securities Inc. and Desjardins Securities Inc. is an affiliate of a financial institution which is a lender to CPRC under our $300 million letter of credit facilities. Each of Wells Fargo Securities, LLC, BofA Securities, Inc., BMO Capital Markets Corp., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. is an affiliate of a financial institution which is a lender to CPRC under our US$500 million term credit agreement. As of the date hereof, US$200 million is drawn under our revolving credit facility. The revolving credit facility is also utilized to back-stop outstanding commercial paper, and as at December 31, 2024, we had US$1,102 million of commercial paper outstanding. As of the date hereof, we have letters of credit drawn of $95 million under our letter of credit facilities. As of the date hereof, the US$500 million term credit agreement is fully drawn. Consequently, we may be considered to be a connected issuer of each such underwriter for purposes of securities legislation of the provinces of Canada.

We are and have been in compliance with the terms of our credit facilities. None of the lenders under the credit facilities or the underwriters were involved in our decision to distribute the notes offered hereby. The underwriters negotiated the terms and conditions of the offering of the notes offered hereby and will not benefit in any manner from the offering of the notes offered hereby other than the payment of their fees as described above. The proceeds of the offering of the notes offered hereby will not be applied for the benefit of the underwriters or their affiliates, other than as described herein.

The net proceeds received by us from the sale of the notes will be used primarily for the refinancing of CPRC’s outstanding indebtedness and for general corporate purposes. Certain affiliates of the underwriters may be holders of the Company’s debt. As a result, one or more affiliates of the underwriters may receive a portion of the net proceeds from the offering of the notes offered hereby in the form of the repayment of indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

Extended Settlement

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the third business day following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day preceding the delivery date may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes prior to the business day preceding the delivery date should consult their own advisor.

Selling Restrictions

Other than in the United States, no action has been taken by us that would permit a public offering of the notes in any jurisdiction where action for that purpose is required. The notes may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering of the notes offered hereby and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any notes in any jurisdiction in which such an offer or a solicitation is unlawful.

Sales of notes in the U.S. by any underwriter that is not a broker-dealer registered with the SEC will be made only through one or more SEC-registered broker-dealers in compliance with applicable securities laws and the rules of FINRA.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document (including as defined in the Corporations Act 2001 (Cth) (“Corporations Act”)) has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”) or any other governmental agency, in relation to the offering. This prospectus supplement and the accompanying prospectus does not constitute a prospectus, product disclosure statement or other disclosure document for the purposes of Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. No action has been taken which would permit an offering of the notes in circumstances that would require disclosure under Parts 6D.2 or 7.9 of the Corporations Act.

The notes may not be offered for sale, nor may application for the sale or purchase or any notes be invited in Australia (including an offer or invitation which is received by a person in Australia) and neither this prospectus supplement and the accompanying prospectus nor any other offering material or advertisement relating to the notes may be distributed or published in Australia unless, in each case:

(a)

the aggregate consideration payable on acceptance of the offer or invitation by each offeree or invitee is at least A$500,000 (or its equivalent in another currency, in either case, disregarding moneys lent by the person offering the notes or making the invitation or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 or 7.9 of the Corporations Act;

(b)

the offer, invitation or distribution complied with the conditions of the Australian financial services license of the person making the offer, invitation or distribution or an applicable exemption from the requirement to hold such license;

(c)

the offer, invitation or distribution complies with all applicable Australian laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

(d)

the offer or invitation does not constitute an offer or invitation to a person in Australia who is a “retail client” as defined for the purposes of Section 761G of the Corporations Act; and such action does not require any document to be lodged with ASIC or the ASX.

Notice to Prospective Investors in Canada

The notes are not being qualified for distribution under the securities laws of the Province of Alberta or any other province or territory of Canada, and the notes may not be, directly or indirectly, offered, sold, or delivered in Canada or to residents of Canada except pursuant to an exemption from the prospectus requirements of Canadian securities laws. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes in Canada or to residents of Canada except pursuant to an available exemption from Canadian prospectus requirements.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relate to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended and must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (“DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement or accompanying prospectus nor taken steps to verify the information set forth herein and has no responsibility for such documents. The notes may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement and the accompanying prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus supplement and the accompanying prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the notes may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus supplement has been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in Hong Kong

The notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32 of the Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

No advertisement, invitation or document relating to the notes has been or will be issued, or has been or will be in the possession of any person for the purposes of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Notice to Prospective Investors in Japan

The notes offered by this prospectus supplement and the accompanying short form base shelf prospectus have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended (the “FIEA”)). The notes offered by this prospectus supplement and the accompanying prospectus have not been directly or indirectly offered or sold, and will not be directly or indirectly offered or sold in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Korea

The notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange

Transaction Law and the decrees and regulations thereunder. The notes have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the notes may not be resold to Korean residents unless the purchaser of the notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the notes.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying short form base shelf prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold the notes or caused the notes to be made the subject of an invitation for subscription or purchase and will not offer or sell the notes or cause the notes to be made the subject of an invitation for subscription or purchase, and have not circulated or distributed, nor will they circulate or distribute, this prospectus supplement, the short form base shelf prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Notice to Prospective Investors in Switzerland

This prospectus supplement and the accompanying short form base shelf prospectus are not intended to constitute an offer or solicitation to purchase or invest in the notes. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement or accompanying prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement or accompanying prospectus nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Taiwan

The notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which could constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the notes in Taiwan.

Notice to Prospective Investors in the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the

EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of notes. This prospectus supplement is not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

LEGAL MATTERS

Certain legal matters relating to Canadian law will be passed upon for us by Bennett Jones LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of CPKC as at December 31, 2024 and 2023 and for the three years ended December 31, 2024 and the related financial statement schedule, incorporated in this prospectus supplement by reference from CPKC’s 2024 Annual Report on Form 10-K, and the effectiveness of CPKC’s internal control over financial reporting as at December 31, 2024 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.

The consolidated financial statements of KCS as of December 31, 2022 and for the years ended December 31, 2022 and 2021, incorporated in this prospectus supplement by reference from CPKC’s 2024 Annual Report on Form 10-K, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference.

Such audited consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

In connection with the audit of CPKC’s annual consolidated financial statements for the year ended December 31, 2024, Ernst & Young LLP, the auditors of CPKC, is independent within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”) and within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta. Ernst & Young LLP has served as auditor of CPKC since November 29, 2021.

In connection with the audit of KCS’s annual consolidated financial statements for the years ended December 31, 2022 and 2021, PricewaterhouseCoopers LLP was independent within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and PCAOB as at December 31, 2022 and December 31, 2021.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the short form base shelf prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof. See “Documents Incorporated by Reference” in the short form base shelf prospectus.

As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC are specifically incorporated by reference into and form an integral part of the short form base shelf prospectus:

(a)	CPKC’s Annual Report on Form 10-K dated February 27, 2025 for the year ended December 31, 2024 (the “2024 Annual Report on Form 10-K”);

(b)

CPKC’s audited annual consolidated financial statements, including the notes thereto, as at December 31, 2024 and December 31, 2023 and for each of the years in the three year period ended December  31, 2024, together with the Report of Independent Registered Public Accounting Firm thereon (the “2024 Annual Financial Statements”);

(c)	CPKC’s management’s discussion and analysis dated February 27, 2025 for the year ended December 31, 2024 (“2024 MD&A”); and

(d)	CPKC’s management proxy circular dated March 12, 2024 in respect of CPKC’s annual meeting of shareholders held on April 24, 2024.

Any statement contained in the short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus for the purpose of this offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the short form base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference into the short form base shelf prospectus or this prospectus supplement modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference into or constitute a part of the short form base shelf prospectus or this prospectus supplement.

In addition, any template version of any other marketing materials filed with a securities commission or similar authority in a province of Canada in connection with the offering of the notes after the date hereof but prior to the termination of the distribution of the securities under this prospectus supplement is deemed to be incorporated by reference herein and into the short form base shelf prospectus.

Prospective investors may read and download the documents we have filed or furnished on the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system website at www.sec.gov, or any public document we have filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca.

You may obtain a copy of our 2024 Annual Report on Form 10-K and other information identified above or deemed to be incorporated by reference into this prospectus supplement or into the short form base shelf prospectus by writing or calling us at the following address and telephone number:

Canadian Pacific Railway Company

7550 Ogden Dale Road S.E.

Calgary, Alberta T2C 4X9

(403) 319-7000

Attention: Corporate Secretary

Base Shelf Prospectus

Short Form Prospectus

New Issue	March 6, 2025

CANADIAN PACIFIC RAILWAY COMPANY

US$6,000,000,000

Canadian Debt Securities

U.S. Debt Securities

Canadian Pacific Railway Company (the “Company”) may from time to time, during the period that this prospectus remains effective, offer for sale Canadian debt securities (the “Canadian Debt Securities”) and U.S. debt securities (the “U.S. Debt Securities” and, together with the Canadian Debt Securities, the “Debt Securities”) in an aggregate principal amount of up to US$6,000,000,000 or its equivalent in any other currency. These Debt Securities may consist of debentures, notes or other types of debt and may be issued in series. The Debt Securities will be fully and unconditionally guaranteed by our parent company Canadian Pacific Kansas City Limited (“CPKC”).

We will provide the specific terms of these Debt Securities and all information omitted from this prospectus in supplements to this prospectus that will be delivered to you together with this prospectus, except where an exemption from such delivery requirement is available. You should read this prospectus and the prospectus supplements carefully before you invest.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to you together with this prospectus, except where an exemption from such delivery requirement is available. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Debt Securities to which the prospectus supplement pertains.

Messrs. Creel, Garza, Hamberger, Hernández, Maier, Paull and Trafton and Madame. Kennedy are directors of the Company who reside outside of Canada and each of these directors has appointed CPKC for service of process at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

THESE DEBT SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

We are permitted under a multijurisdictional disclosure system adopted by the United States to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the debt securities described herein may have tax consequences both in the United States and in Canada. You should read the tax discussion in any applicable prospectus supplement. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully.

In respect of the offering of Debt Securities to residents of the United States, your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers, some of our directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States. See “Enforcement of Civil Liabilities”.

There is no market through which the securities may be sold and purchasers may not be able to resell securities purchased under the short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”. Unless otherwise specified in the applicable prospectus supplement, the Debt Securities will not be listed on any securities exchange.

Our head and registered office is located at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9.

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, references to “Canadian Pacific Railway”, “the Company”, “us”, “we”, or “our” mean Canadian Pacific Railway Company and its subsidiaries. Unless otherwise specified, references to “US$” are to United States dollars and all references to “Cdn$” or “$” are to Canadian dollars.

This prospectus has been filed in each of the provinces of Canada to qualify the distribution of Debt Securities in such jurisdictions and is also part of a registration statement on Form F-10 relating to the Debt Securities that we filed with the SEC. Under the registration statement, we may also, from time to time, sell any combination of the Debt Securities described in this prospectus in one or more offerings in the United States up to an aggregate principal amount of US$6,000,000,000 or its equivalent in any other currency, either separately from or concurrently with an offering of Debt Securities in Canada. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the prospectus in Canada and/or registration statement in the United States, as applicable, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add, update, or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference”. The version of this prospectus contained in the registration statement does not contain all of the information set forth in the registration statement, certain parts of which, in respect of an offering in the United States, are omitted in accordance with the rules and regulations of the SEC. In respect of an offering of Debt Securities in the United States, reference is made to the registration statement and the exhibits thereto for further information with respect to us and CPKC and the Debt Securities.

Unless otherwise indicated, all financial information included and incorporated by reference into this prospectus is determined using generally accepted accounting principles in the United States (“U.S. GAAP”). U.S. GAAP differs from IFRS® Accounting Standards applied by most Canadian reporting issuers. Therefore, the financial statements incorporated by reference into this prospectus may not be comparable to financial statements prepared in accordance with IFRS® Accounting Standards.

WHERE YOU CAN FIND MORE INFORMATION

Canadian Pacific Railway Company is a wholly-owned subsidiary of CPKC, a publicly traded corporation whose common shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). Pursuant to decisions of the applicable Canadian securities regulatory authorities, we are not subject to most Canadian continuous disclosure requirements provided that CPKC complies with its continuous disclosure requirements. We remain responsible for filing material change reports upon the occurrence of a material change in our affairs which is not also a material change in the affairs of CPKC. The decisions further permit us to incorporate by reference into this prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPKC.

CPKC is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith files reports and other information with the SEC. CPKC qualifies as a foreign private issuer in the U.S. for purposes of the U.S. Exchange Act. Although as a foreign private issuer CPKC is no longer required to do so, CPKC currently continues to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the SEC instead of filing the reporting forms available to foreign private issuers. CPKC’s filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the high and low daily average exchange rates, the average exchange rate and the period end daily average exchange rate of one United States dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year ended December 31
	2024 ($)	2023 ($)	2022 ($)
High	1.4416	1.3875	1.3856
Low	1.3316	1.3128	1.2451
Average	1.3698	1.3497	1.3011
Period End	1.4389	1.3226	1.3544

The daily average exchange rate on March 5, 2025, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals $1.4370.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to decisions issued on or on behalf of the securities commission or similar regulatory authority in each of the provinces of Canada (the “Exemptive Relief”), the Company is not subject to certain continuous disclosure requirements provided that CPKC, which company owns all of the outstanding shares of the Company, complies with its continuous disclosure requirements. The Exemptive Relief further permits the Company to incorporate by reference in this short form prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPKC. We incorporate by reference the documents of CPKC listed below, which were filed with the securities commission or other similar authority in each of the provinces of Canada, and with the SEC, and form an integral part of this prospectus:

•	CPKC’s Annual Report on Form 10-K dated February 27, 2025 for the year ended December 31, 2024 (the “2024 Annual Report on Form 10-K”);

•

CPKC’s audited annual consolidated financial statements, including the notes thereto, as at December 31, 2024 and December 31, 2023 and for each of the years in the three year period ended December 31, 2024, together with the Report of Independent Registered Public Accounting Firm thereon;

•	CPKC’s management’s discussion and analysis dated February 27, 2025 for the year ended December 31, 2024 (“2024 MD&A”); and

•	CPKC’s management proxy circular dated March 12, 2024 in respect of CPKC’s annual meeting of shareholders held on April 24, 2024.

Any annual information form (including an annual report on Form 10-K), audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, or business acquisition reports, as well as all prospectus supplements disclosing additional or updated information subsequently filed by CPKC or us with securities commissions or similar authorities in the provinces of Canada after the date of this prospectus and prior to the termination of the distribution of Debt Securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with the SEC by CPKC or us on Forms 10-K, 10-Q or 8-K (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K), such document or information shall also be deemed to be incorporated by reference in the registration statement relating to the Debt Securities of which this prospectus forms a part in respect of offerings of Debt Securities in the United States.

Upon a new annual information form (including an annual report on Form 10-K), annual consolidated financial statements and the accompanying management’s discussion and analysis being filed by CPKC with the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form (including an annual report on Form 10-K), annual consolidated financial statements and the accompanying management’s discussion and analysis, all interim consolidated financial statements and the accompanying management’s discussion and analysis, all material change reports, and all business acquisition reports (in respect of a significant acquisition for which at least nine months of the acquired business or related businesses operations are incorporated into CPKC’s then current annual financial statements) filed prior to the commencement of the then current fiscal year of CPKC will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by CPKC with the applicable securities regulatory authorities during the term of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the filing of the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus and upon a new management proxy circular relating to an annual meeting of shareholders of CPKC being filed by CPKC with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of shareholders of CPKC shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus.

Copies of each of the documents incorporated by reference into this prospectus may be obtained by accessing our and CPKC’s disclosure documents available through the Internet on the Canadian System for Electronic Data Analysis and Retrieval+ (SEDAR+), which may be accessed at www.sedarplus.ca or by requesting a free copy of such documents by writing or calling Canadian Pacific Railway Company at the following address and telephone number: Canadian Pacific Railway Company at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, Telephone (403) 319-7000.

One or more prospectus supplements containing the specific variable terms of an offering of Debt Securities will be delivered (except where an exemption from such delivery requirement is available) to purchasers of such Debt Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement solely for the purposes of the offering of Debt Securities thereunder.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Debt Securities hereunder will be filed under the Company’s profile on SEDAR+. In the event that such “marketing materials” are filed subsequent to the date of the filing of the applicable prospectus supplement(s) pertaining to the distribution of the Debt Securities that such “marketing materials” relate to and prior to the termination of such distribution, such filed versions of the “marketing materials” will be deemed to be incorporated by reference into the applicable prospectus supplement(s) for the purposes of the distribution of the Debt Securities to which the prospectus supplement(s) pertain.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include “forward-looking information” and “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of applicable Canadian securities laws, the United States Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act and Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) (collectively, “forward-looking statements”). In addition to the cautionary statement below, with respect to forward-looking statements contained in the documents incorporated by reference herein, prospective purchasers should refer to “Forward-Looking Statements” in the 2024 Annual Report on Form 10-K and the 2024 MD&A, as well as to the advisories section of any documents incorporated by reference in this prospectus that are filed after the date hereof.

All forward-looking statements are based on our and CPKC’s current beliefs as well as assumptions made by and information currently available to us and CPKC. Forward-looking statements in or incorporated by reference into this prospectus are based on current expectations, estimates, projections and assumptions, having regard to CPKC’s experience and its perception of historical trends, and include, but are not limited to, expectations, estimates, projections and assumptions relating to: change in business strategies; North American and global economic growth; commodity demand growth; sustainable industrial and agricultural production; commodity prices and interest rates; foreign exchange rates; effective tax rates; performance of our assets and equipment; sufficiency of our budgeted capital expenditures in carrying out our business plan; geopolitical conditions; applicable laws, regulations and government policies; the availability and cost of labour, services and infrastructure; labour disruptions; and the satisfaction by third parties of their obligations to CPKC. Such forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements with respect to: statements concerning integration of Kansas City Southern (“KCS”), forecasted performance factors, CPKC’s intention to indefinitely reinvest in its foreign investments, CPKC’s estimated future defined benefit pension expectations, expected impacts resulting from changes in the United States dollar and Mexican peso exchange rates relative to the Canadian dollar, and the effective tax rate, as well as statements concerning CPKC’s operations, anticipated financial performance, business prospects and strategies, including statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future and concerning anticipated capital programs, statements regarding future payments including income taxes, statements regarding CPKC’s greenhouse gas emissions targets, environmental-, climate- or other sustainability-related strategies and initiatives and other information regarding environmental-, climate- or other sustainability-related actions CPKC plans to take in the future. Forward-looking statements typically contain statements with words such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “will”, “outlook”, “guidance”, “should” or similar words suggesting future outcomes. All statements other than statements of historical fact may be forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements as actual results may differ materially from those expressed or implied by the forward-looking statements and because it is possible that we and CPKC will not achieve predictions, forecasts, projections and other forms of forward-looking statements. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty.

By their nature, our and CPKC’s forward-looking statements involve numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies and strategic opportunities; general North American and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped via us; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption of fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out business plans; services and infrastructure; the satisfaction by third parties of their obligations; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions, including the imposition of any tariffs, or other changes to international trade arrangements; the effects of current and future multinational trade agreements on or other developments affecting the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches, volcanism and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions; the outbreak of a pandemic or contagious disease and the resulting effects on economic conditions; the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments; fiscal and monetary policy responses by governments and financial institutions; disruptions to global supply chains; the realization of anticipated benefits and synergies of the CP-KCS transaction and the timing thereof; the satisfaction of the conditions imposed by the U.S. Surface Transportation Board in its March 15, 2023 decision; the successful integration of KCS into CPKC; the focus of management time and attention on the CP-KCS transaction and other disruptions arising from the CP-KCS integration; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; improvement in data collection and measuring systems; industry-driven changes to methodologies; and the ability of the management of CPKC to execute key priorities, including those in connection with the CP-KCS transaction. The foregoing list of factors is not exhaustive.

The risks and uncertainties of our and CPKC’s business, including those discussed above and in documents incorporated by reference into this prospectus and as described under “Risk Factors” and elsewhere herein, could cause our and CPKC’s actual results and experience to differ materially from the anticipated results or other expectations expressed or implied by forward-looking statements. In addition, we and CPKC base forward-looking statements on assumptions about future events, which, although reasonable when made, may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that events described in forward-looking statements set out in this prospectus and the documents incorporated by reference into this prospectus may not occur.

We and CPKC cannot assure prospective investors that our future results, levels of activity and achievements will occur as we expect, and neither we, nor CPKC, nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we and CPKC undertake no obligation to update publicly or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

OUR COMPANY

CPKC is a holding company whose direct and indirect subsidiaries operate railways in North America. CPKC is a publicly-traded corporation whose common shares are listed on the TSX and the NYSE.

We are a 100%-owned subsidiary of CPKC. We were incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. We are one of Canada’s oldest corporations. On April 14, 2023, Canadian Pacific Railway Limited (“CPRL”) assumed control of KCS (through an indirect wholly-owned subsidiary), and filed articles of amendment to change CPRL’s name to Canadian Pacific Kansas City Limited. CPKC owns and operates the only freight railway spanning Canada, the United States, and Mexico. From our inception over 140 years ago, we have developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$1.05 billion in revenues annually as defined by the Surface Transportation Board of the United States) providing rail and intermodal transportation services over a network of approximately 20,000 miles, serving principal business centres across Canada, the United States and Mexico.

Our and CPKC’s registered, executive and corporate head office is located at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9.

CONSOLIDATED CAPITALIZATION

There have been no material changes to CPKC’s share and loan capital, on a consolidated basis, since December 31, 2024.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds resulting from the issuance of Debt Securities may be used by the Company for general corporate purposes, including repayment of indebtedness, financing the Company’s capital expenditure program, share repurchases and other business opportunities. The amount of net proceeds to be used for any such purpose will be set forth in the applicable prospectus supplement. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this prospectus.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE

In this section, “we”, “us”, “our”, “Company” or “CPRC” refer only to Canadian Pacific Railway Company without any of its subsidiaries through which it operates. Capitalized terms defined in this section only apply to such terms used in this section and are not applicable elsewhere in this prospectus. The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable prospectus supplement, which may provide information that is different from this prospectus.

The Canadian Debt Securities will be issued under a trust indenture (the “Canadian Indenture”) entered into between us and Computershare Trust Company of Canada, as trustee (the “Canadian Trustee”) on May 23, 2008, as amended or supplemented. The Canadian Indenture has been filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC.

The U.S. Debt Securities will be issued under a trust indenture (the “U.S. Indenture” and, together with the Canadian Indenture, the “Indentures”) entered into between us and Computershare Trust Company N.A., as successor to Wells Fargo Bank, National Association, as trustee (the “U.S. Trustee”) on September 11, 2015, as amended or supplemented. The U.S. Indenture has been filed with the SEC.

Debt Securities may also be issued under new indentures between us and a trustee or trustees as will be discussed in a prospectus supplement for such Debt Securities. The following statements with respect to the Indentures and the Debt Securities are summaries of the material provisions of the Indentures. However, it is the applicable Indenture, and not this summary, that governs your rights as a holder of the Debt Securities. Wherever particular sections or defined terms of the applicable Indenture are referred to, these sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by this reference. The term “U.S. Securities”, as used in this section, refers to all securities issued under the U.S. Indenture, including the U.S. Debt Securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Guarantee

CPKC will fully and unconditionally guarantee the payment of the principal (and premium, if any) and interest, on the Debt Securities issued by us, any sinking fund or analogous payments payable with respect to such Debt Securities and any additional amounts payable with respect to such Debt Securities, when they become due and payable, whether at the stated maturity thereof or by declaration of acceleration, call for redemption or otherwise.

General

The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies. The Debt Securities offered pursuant to this prospectus will be issued in an amount up to US$6,000,000,000 or the equivalent in other currencies or units based on other foreign currencies. The Indentures also permit us to increase the principal amount of any series of Debt Securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will set forth certain terms relating to the Debt Securities offered thereby (the “Offered Securities”), including, but not limited to, the following:

•	the specific designation of the Offered Securities;

•	any limit on the aggregate principal amount of the Offered Securities;

•	the extent and manner, if any, to which payment on or in respect of the Offered Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the Offered Securities will be issued;

•

the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the regular record dates for any interest payable on the Offered Securities;

•

any mandatory, optional or special redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at our option or otherwise;

•

whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form;

•	whether the Offered Securities will be issuable in the form of one or more global securities and, if so, the identity of the depositary for those global securities;

•

the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of US$1,000 in the case of U.S. Debt Securities or Cdn$1,000 in the case of Canadian Debt Securities and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denomination of US$1,000 in the case of U.S. Debt Securities or Cdn$1,000 in the case of Canadian Debt Securities;

•

each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•

if other than United States dollars in the case of U.S. Debt Securities or if other than Canadian dollars in the case of Canadian Debt Securities, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable;

•

for U.S. Debt Securities, where different from the description herein, whether and under what circumstances we will pay Additional Amounts on the Offered Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the Offered Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

•	any index pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined;

•	any applicable material Canadian and U.S. federal income tax considerations; and

•

any other terms of the Offered Securities, including covenants and Events of Default relating solely to the Offered Securities or any covenants or Events of Default generally applicable to the Debt Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable prospectus supplement, the Indentures do not afford the holders the right to tender Debt Securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Debt Securities will bear interest.

Debt Securities may be issued under the Indentures bearing no interest and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating thereto.

Ranking

Unless otherwise indicated in the applicable prospectus supplement, the Debt Securities will be our unsecured obligations and will rank pari passu with all our other unsecured and unsubordinated debt from time to time outstanding, and pari passu with other debt securities issued under the Canadian Indenture and the U.S. Indenture, as applicable. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of our corporate or partnership subsidiaries.

The guarantee will be CPKC’s unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of Debt Securities, will rank equally with all of CPKC’s other unsecured and unsubordinated obligations. CPKC conducts a substantial portion of its business through corporate and partnership subsidiaries. CPKC’s obligations under the guarantee will be structurally subordinated to all existing and future liabilities, including trade payables and indebtedness, of any of CPKC’s corporate and partnership subsidiaries.

Negative Pledge

The Indentures include a covenant of ours to the effect that, so long as any of the Debt Securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over any of our present or future Railway Properties or of any of our Subsidiaries or on any shares in the capital stock of any Railroad Subsidiary securing any Indebtedness of any Person without also at the same time or prior thereto securing equally and ratably with such other Indebtedness all of the Debt Securities then outstanding under the Indentures.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indentures. Reference is made to the Canadian Indenture and U.S. Indenture, as applicable, for the full definitions of all such terms.

The term “Borrowed Money” means Indebtedness in respect of moneys borrowed (including interest and other charges in respect thereof) and moneys raised by the issue of notes, bonds, debentures or other evidences of moneys borrowed.

The term “Capital Lease Obligation” means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

The term “Consolidated Net Tangible Assets” means the total amount of assets determined on a consolidated basis after deducting therefrom:

(a)

all current liabilities (excluding any Indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(b)	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and

(c)	appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries,

all as set forth on our most recent consolidated balance sheet and computed in accordance with GAAP.

The term “FATCA” means (a) Sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended from time to time (including regulations and guidance thereunder) (the “Code”), (b) any successor version thereof, (c) any agreement entered into pursuant to Section 1471(b)(1) of the Code or (d) any law, regulation, rule or practice implementing an intergovernmental agreement or approach thereto.

In the U.S. Indenture, the term “GAAP” means, at any time, accounting principles generally accepted in the United States at the relevant time applied on a consistent basis, provided that, if reference to “GAAP” is in respect of any financial statements which are prepared in accordance with generally accepted accounting principles of Canada, “GAAP” shall mean generally accepted accounting principles in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time, applied on a consistent basis.

In the Canadian Indenture, the term “GAAP” means generally accepted accounting principles which are in effect from time to time in Canada (or, if we determine to prepare our consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

The term “Indebtedness” means and includes all items of indebtedness which, in accordance with GAAP, would be included in determining total liabilities as shown on the liability side of a balance sheet as at the date as of which Indebtedness is to be determined, but in any event including, without limitation, (1) obligations in respect of indebtedness for Borrowed Money secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed, and (2) guarantees and other contingent obligations in respect of, or any obligations to purchase or otherwise acquire or service, indebtedness of any other Person.

The term “Permitted Encumbrances” means any of the following:

(a)

any Security Interest existing as of the date of the first issuance by us of the Debt Securities issued pursuant to the applicable Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance, including without limitation, any of our outstanding Perpetual 4% Consolidated Debenture Stock, whether issued, pledged or vested in trust;

(b)	any Security Interest in favor of us or any of our wholly-owned Subsidiaries;

(c)

any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

(d)

any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, us or a Subsidiary, or such property is otherwise acquired by us or a Subsidiary, provided that such Security Interest does not extend to property owned by us or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

(e)	any Security Interest already existing on property acquired (including by way of lease) by us or any of our Subsidiaries at the time of such acquisition;

(f)

any Security Interest securing any Indebtedness incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(g)

any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, we or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which are overdue but the validity of which is being contested at the time by us or the Subsidiary, as the case may be, in good faith or, only in the case of the Canadian Indenture, payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting our property or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by us or the Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders’, mechanics’, laborers’, materialmen’s, warehousemen’s, carrier’s and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by us or a Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in our opinion, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by us or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with our operations or the operations of our Subsidiary, as the case may be, (x) any liens and privileges arising out of judgments or awards with respect to which we or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall be entitled to or shall have secured a stay of execution pending such appeal or proceedings for review, and (xi) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immoveable property or any interest therein;

(h)	any Security Interest in respect of any Purchase Money Obligation;

(i)

any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided that the principal amount of the Indebtedness secured thereby on the date of such extension, renewal, alteration or replacement is not increased and the Security Interest is limited to the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets or the proceeds thereof); and

(j)

any Security Interest that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (j) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

The term “Person” means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term “Purchase Money Obligation” means any monetary obligation (including a Capital Lease Obligation) created, assumed or incurred prior to, at the time of, or within 180 days after, the acquisition (including by way of lease), construction or improvement of any real or tangible personal property, for the purpose of financing all or any part of the purchase price or lease payments in respect thereof, provided that the principal amount of such obligation may not exceed the unpaid portion of the purchase price or lease payments, as applicable, and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon and the proceeds thereof.

The term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines.

The term “Railroad Subsidiary” means a Subsidiary whose principal assets are Railway Properties.

The term “Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indentures to sell or otherwise transfer assets or property.

The term “Shareholders’ Equity” means, with respect to any Person, at any date, the aggregate of the dollar amount of outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in such Person’s most recent annual consolidated balance sheet.

The term “Significant Subsidiary” means a Subsidiary that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the U.S. Exchange Act, as amended.

The term “Subsidiary” means any corporation or other Person of which there are owned, directly or indirectly, by or for us or by or for any corporation or other Person in like relation to us, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) entitle the holders thereof to more than 50% of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary.

The term “Voting Shares” means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Description of the Canadian Debt Securities

Form of Canadian Debt Securities

Unless otherwise specified in the applicable prospectus supplement, Canadian Debt Securities of a particular series will be issued only in the form of fully registered global securities (the “Global Securities”) to be held by, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”), as depositary for its Participants (as defined below), and will be registered in the name of CDS or its nominee. Purchasers of Canadian Debt Securities represented by Global Securities will not receive Canadian Debt Securities in definitive form unless the Company, in its sole discretion, elects to prepare and deliver definitive securities (the “Definitive Securities”) in fully registered form. Furthermore, if CDS notifies the Company that it is unwilling or unable to continue to be a depositary in connection with a Global Security, or if CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depositary, and the Company is unable to find a qualified successor, or if the Company elects, in its sole discretion, to terminate the book-entry system in respect of a Global Security, or if an event of default has occurred and is continuing and Participants acting on behalf of beneficial owners of the Canadian Debt Securities representing in aggregate more than 25% of the aggregate principal amount of the Canadian Debt Securities or any particular series thereof then outstanding advise CDS that the continuation of the book-entry system described below is no longer in their interest, the Company will arrange to have issued and delivered to Participants, on behalf of beneficial owners, Definitive Securities.

Beneficial interests in the Global Securities, constituting ownership of the Canadian Debt Securities, will be represented through book-entry accounts of institutions acting on behalf of beneficial owners, as direct and indirect participants (the “Participants”) of CDS. Each purchaser of a Canadian Debt Security represented by a Global Security will receive a customer confirmation of purchase from the underwriter, investment dealer or agent from which the Canadian Debt Security is purchased in accordance with the practices and procedures of such underwriter, investment dealer or agent. Such practices may vary, but generally customer confirmations are issued promptly following execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in Global Securities.

Transfer of Canadian Debt Securities

Transfer of beneficial ownership of Canadian Debt Securities represented by Global Securities will be effected through records maintained by CDS or its nominee for such Global Securities (with respect to interests of Participants) and through the records of Participants (with respect to interests of persons other than Participants). Unless the Company elects, in its sole discretion, to prepare and deliver Definitive Securities, beneficial owners who are not Participants in CDS’s book-entry system, but who desire to purchase, sell or otherwise transfer ownership of, or other interest in, Global Securities, may do so only through Participants in CDS’s book-entry system.

The ability of a beneficial owner of an interest in a Global Security to pledge or otherwise take action with respect to such owner’s interest in a Global Security (other than through a Participant) may be limited by the unavailability of a certificate registered in such owner’s name.

Payment of Principal, Premium and Interest

Payments of interest (if any) on, principal of and premium (if any) on, each Global Security will be made by the Company to CDS or its nominee, as the case may be, as registered holder of the Global Security. So long as CDS or its nominee is the registered holder of a Global Security, CDS or its nominee, as the case may be, will be considered to be the sole owner of the Global Security for the purpose of receiving payments of interest (if any) on, principal of and premium (if any) on, such Global Security and for all other purposes under such Global Security. The record date for the payment of interest, if any, will be the fifth business day prior to the applicable interest payment date.

The Company understands that CDS or its nominee, upon receipt of any payment of interest, if any, or principal and premium, if any, in respect of a Global Security, will credit Participants’ accounts, on the date interest, if any, or principal and premium, if any, is paid, with payments in amounts proportionate to their respective interests in the principal amount of such Global Security as shown on the records of CDS or its nominee. The Company also understands that payments of interest, if any, or principal and premium, if any, by Participants to the beneficial owners in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participants. The responsibility and liability of the Company in respect of payments on Global Securities are limited solely and exclusively, while the Canadian Debt Securities are in Global Security form, to making payment of interest, if any, and principal and premium, if any, due on such Global Security to CDS or its nominee. The Company will not have any responsibility or liability for any aspect of the records relating to beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If the due date for payment of interest (if any) on, principal of or premium (if any) on, any Canadian Debt Security is not, at the place of payment, a business day, such payment will be made on the next business day and the holder of such Canadian Debt Security will not be entitled to any further interest or other payment in respect of such delay.

Open Market Purchases

The Company will have the right at any time and from time to time when it is not in default under the Canadian Indenture to purchase Canadian Debt Securities in the market, by tender or by private contract at any price.

Events of Default and Waiver

Unless otherwise specified in the applicable prospectus supplement, the following are events of default under the Canadian Indenture in relation to a series of Canadian Debt Securities issued thereunder:

(a)	default in payment of principal of or premium (if any) on Canadian Debt Securities of that series when the same becomes due and any such default shall have continued for a period of two business days;

(b)

default in payment of any interest due on Canadian Debt Securities of that series or of any sinking fund payment due in respect of Canadian Debt Securities of that series and such default shall have continued for a period of 30 days;

(c)

default in the observance of the covenant described under “– Negative Pledge” for a period of 30 days after notice in writing has been given by the Canadian Trustee to the Company specifying such default and requiring the Company to put an end to the same;

(d)	certain events of bankruptcy, insolvency or analogous proceedings with respect to the Company;

(e)

Indebtedness for Borrowed Money of the Company in excess of the greater of $100,000,000 and 2% of the Shareholders’ Equity of the Company, in the aggregate at the time of default is declared to be payable before the stated maturity thereof by reason of default or is not repaid at maturity (or by the expiry of any applicable grace period or period of waiver if longer) or any guarantee given by the Company of any Indebtedness for Borrowed Money in excess of the greater of $100,000,000 and 2% of the Shareholders’ Equity of the Company, is not honoured when due and called upon; or

(f)

the Company neglects to carry out or observe any other covenant or condition in the Canadian Indenture on its part to be observed or performed and, notice in writing having been given by the Canadian Trustee to the Company to put an end to the same, the Company shall fail to make good such default within a period of 90 days after the giving to it of such notice, unless the Canadian Trustee (having regard to the subject matter of such neglect or non-observance) shall have agreed to a longer period and, in such latter event, within the period agreed to by the Canadian Trustee.

If an event of default has occurred under the Canadian Indenture and is continuing, the Canadian Trustee may, in its discretion, and shall upon the request in writing of the holders of at least 25% of the aggregate principal amount of Canadian Debt Securities of the applicable series issued and outstanding under the Canadian Indenture, subject to any waiver of default under the Canadian Indenture, by notice in writing to the Company declare the principal and accrued interest, if any, and premium, if any, on all Canadian Debt Securities of the applicable series then outstanding under the Canadian Indenture and other money payable thereunder to be due and payable.

If an event of default has occurred under the Canadian Indenture, the holders of not less than 66 2⁄3% of the principal amount of the Canadian Debt Securities affected by the event of default then outstanding (or 100% in the case of a continuing failure to make payment of principal) shall have the power, under the Canadian Indenture, by resolution in writing, to instruct the Canadian Trustee to waive such default.

Right of Canadian Trustee to Enforce Payment

If, following a declaration made by the Canadian Trustee as set forth under “Events of Default and Waiver” above, the Company fails to pay to the Canadian Trustee on demand the principal of and premium, if any, and interest, if any, and any other amounts due under the Canadian Indenture on any series of Canadian Debt Securities then outstanding under the Canadian Indenture, the Canadian Trustee shall, upon the request in writing of: (i) in respect of a particular series of Canadian Debt Securities, the holders of not less than 25% of the aggregate principal amount of the Canadian Debt Securities of such series, or (ii) in respect of all Canadian Debt Securities, the holders of not less than 25% of the aggregate principal amount of all Canadian Debt Securities outstanding under the Canadian Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Canadian Trustee to obtain or enforce payment of the principal and premium, if any, and interest, in any, on such Canadian Debt Securities of that series thereunder, together with any other amounts due under the Canadian Indenture, by any remedy or proceeding authorized by the Canadian Indenture or by law or equity as the Canadian Trustee shall have been directed by holders of Canadian Debt Securities or, failing such direction, as the Canadian Trustee shall deem expedient.

Holders of Canadian Debt Securities issued under the Canadian Indenture may not institute any action, suit or proceeding or exercise any other remedy authorized by the Canadian Indenture, including an action to enforce the Canadian Indenture or Canadian Debt Securities, except as provided in the Canadian Indenture.

Consolidation, Merger, Amalgamation and Sale of Assets

The Company shall not enter into any transaction (whether by way of consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (any such Person being referred to as a “Successor”) unless (a) the Successor shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things, if any, as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor will have assumed all of the covenants and obligations of the Company under the Canadian Indenture in respect of the Canadian Debt Securities of every series, and (ii) the Canadian Debt Securities of every series will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of holders of Canadian Debt Securities under the Canadian Indenture; (b) the Successor is a corporation, company, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia; and (c) immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

Modification

The Canadian Indenture provides that supplemental indentures containing modifications and alterations thereto may be made by the Company when authorized by a resolution of its board of directors: (i) to add covenants to protect holders of Canadian Debt Securities; to provide for additional events of default; to provide for an issue of Canadian Debt Securities in one or more series; to evidence the succession, or successive successions, of successors to CPRC; to give effect to a resolution of holders of Canadian Debt Securities; and to add limitations or restrictions to be observed upon the amount or issue of Canadian Debt Securities thereunder, provided such limitations or restrictions shall not be prejudicial to the interests of holders of the Canadian Debt Securities; or (ii) to make such provision not inconsistent with the Canadian Indenture with respect to questions or matters arising under the Canadian Indenture including the making of any modifications to the form of Canadian Debt Securities which do not affect the substance thereof, provided that such provisions and modifications shall not be prejudicial to the interests of holders of Canadian Debt Securities thereunder.

The Canadian Indenture also provides that the holders of Canadian Debt Securities shall have the power to modify the rights of the holders under the Canadian Indenture. For that purpose, among others, the Canadian Indenture contains provisions to render binding on all holders of Canadian Debt Securities resolutions passed by the affirmative votes of the holders of not less than 66 2⁄3% of the aggregate principal amount of Canadian Debt Securities who are present in person or represented by proxy at a duly convened meeting or instruments in writing signed by holders of not less than 66 2⁄3% of the principal amount of outstanding Canadian Debt Securities (“Extraordinary Resolutions”). The quorum for meetings of holders of Canadian Debt Securities at which such an Extraordinary Resolution will be considered shall be holders representing at least 51% of the principal amount of Canadian Debt Securities then outstanding entitled to vote thereon provided that, at any adjourned meeting, the holders of Canadian Debt Securities present in person or represented by proxy shall form a quorum whether or not such holders represent at least 51% of the principal amount of outstanding Canadian Debt Securities. If the rights of holders of Canadian Debt Securities of one or more series are especially affected, then the modification requires assent by the holders of Canadian Debt Securities of the especially affected series and, in certain cases, only requires the assent by holders of the particular affected series.

Governing Law

The Canadian Indenture is, and the Canadian Debt Securities will be, governed by and construed in accordance with the laws of the Province of Alberta and the law of Canada applicable in the Province of Alberta.

Description of the U.S. Debt Securities

U.S. Debt Securities in Global Form

Unless otherwise indicated in the applicable prospectus supplement, U.S. Debt Securities of a particular series will be issued in the form of one or more “global securities” which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for U.S. Securities in definitive form, a global security may not be transferred except as a whole by the depositary for a global security to a nominee of that depositary, by a nominee of that depositary to that depositary or another nominee of that depositary or by that depositary or any nominee of that depositary to a successor of that depositary or a nominee of a successor of that depositary.

The specific terms of the depositary arrangement with respect to any portion of a particular series of U.S. Securities to be represented by a global security will be described in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the U.S. Securities represented by that global security to the accounts of those persons having accounts with that depositary or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those U.S. Securities or by us if those U.S. Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. These depositary arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

So long as the depositary for a global security or its nominee is the registered owner thereof, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the U.S. Securities represented by that global security for all purposes under the U.S. Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have U.S. Securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of U.S. Securities of that series in definitive form and will not be considered the owners or holders of those U.S. Securities under the U.S. Indenture.

Principal, premium, if any, and interest payments, if any, on a global security registered in the name of a depositary or its nominee will be made to that depositary or nominee, as the case may be, as the registered owner of that global security. None of us, the U.S. Trustee or any paying agent for U.S. Securities of the series represented by that global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that global security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global security as shown on the records of that depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in that global security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of those participants.

If the depositary for a global security representing U.S. Securities of a particular series is at any time unwilling or unable to continue as depositary, or if the depositary is no longer eligible to continue as depositary, and a successor depositary is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under “Events of Default” below with respect to a particular series of U.S. Securities has occurred and is continuing, we will issue securities of that series in definitive form in exchange for that global security. In addition, we may at any time and in our sole discretion determine not to have the U.S. Securities of a particular series represented by one or more global securities and, in that event, will issue securities of that series in definitive form in exchange for all of the global securities representing securities of that series.

U.S. Debt Securities in Definitive Form

If indicated in the applicable prospectus supplement, the U.S. Securities may be issued in fully registered form without coupons and in denominations of US$1,000 or any integral multiple thereof. U.S. Securities may be presented for exchange and U.S. Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the U.S. Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the U.S. Trustee as Security Registrar. U.S. Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on U.S. Securities (other than a global security) will be made at the office or agency of the U.S. Trustee at 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, except that, at our option, payment of any interest may be made (a) by cheque mailed to the address of the Person entitled thereto as that Person’s address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Consolidation, Merger, Amalgamation and Sale of Assets

We shall not enter into any transaction (whether by way of consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of our assets would become the property of any other Person (the “Successor”) unless: (a) we and the Successor shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things, if any, as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor will have assumed all of our covenants and obligations under the U.S. Indenture in respect of the U.S. Securities of every series, and (ii) the U.S. Securities of every series will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of holders of U.S. Securities under the U.S. Indenture; (b) the Successor is a corporation, company, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia; (c) we deliver to the U.S. Trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and any supplemental indenture comply with the U.S. Indenture and all conditions precedent contained in the U.S. Indenture relating to such transaction have been complied with; and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Provision of Financial Information

We will file with the U.S. Trustee, within 15 days after CPKC is required to file them with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which CPKC may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the U.S. Exchange Act. If CPKC is not required to file information, documents or reports pursuant to either of Section 13 or Section 15(d), then we will file with the U.S. Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the U.S. Exchange Act in respect of a U.S. debt security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Events of Default

The occurrence of any of the following events with respect to the U.S. Securities of any series will constitute an “Event of Default” with respect to the U.S. Securities of that series:

(a)	default by us in payment of the principal of any of the U.S. Securities of that series when the same becomes due under any provision of the U.S. Indenture or of those U.S. Securities;

(b)	default by us in payment of any interest due on any of the U.S. Securities of that series and continuance of that default for a period of 30 days;

(c)

default by us in observing or performing any other of our covenants or conditions contained in the U.S. Indenture or in the U.S. Securities of that series and continuance of that default for a period of 60 days after written notice as provided in the U.S. Indenture;

(d)

default by us or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness having an outstanding principal amount in excess of the greater of $150 million and 2% of our Shareholders’ Equity in the aggregate at the time of default or default in the performance of any other covenant of ours or any Subsidiary contained in any instrument under which that Indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that Indebtedness to be due and payable prior to the stated maturities of that Indebtedness (“accelerated Indebtedness”), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Indebtedness, provided that (i) if such accelerated Indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (d) until 30 days after such acceleration, or (ii) if such accelerated Indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated Indebtedness is, by its terms, non-recourse to us or the Railroad Subsidiaries, it shall not be considered an Event of Default; or (B) if such accelerated Indebtedness is recourse to us or the Railroad Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an Event of Default;

(e)	certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to us or any Significant Subsidiary as provided in the U.S. Indenture; or

(f)	any other event of default provided with respect to that series.

If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to U.S. Securities of any series, unless the principal of all of the U.S. Securities of that series shall have already become due and payable, the U.S. Trustee shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of the U.S. Securities of that series then outstanding, declare the principal of (and premium, if any, on) all the U.S. Securities of that series then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the U.S. Indenture in respect of those U.S. Securities to be due and payable immediately on demand. If an Event of Default described in clause (c) or (f) above occurs and is continuing with respect to the U.S. Securities of one or more series, unless the principal of all of the U.S. Securities of the affected series shall have already become due and payable, the U.S. Trustee shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of the U.S. Securities of all such affected series then outstanding (voting as one class), declare the principal of (and premium, if any, on) all the U.S. Securities of all the affected series then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the U.S. Indenture in respect of those U.S. Securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (e) above occurs and is continuing, unless the principal of all U.S. Securities then outstanding shall have already become due and payable, the U.S. Trustee shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of all the U.S. Securities then outstanding (voting as one class), declare the principal of (and premium, if any, on) all the U.S. Securities then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the U.S. Indenture in respect of those U.S. Securities to be due and payable immediately on demand. Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the U.S. Securities of all those affected series then outstanding shall have been cured or waived as provided in the U.S. Indenture by the holders of not less than a majority in aggregate principal amount of the U.S. Securities of the affected series then outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See “Modification and Waiver” below.

Reference is made to the applicable prospectus supplement or supplements relating to any series of original issue discount U.S. Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

The U.S. Indenture provides that the U.S. Trustee will be under no obligation to exercise any of its rights or powers under the U.S. Indenture at the request or direction of the holders, unless those holders shall have provided to the U.S. Trustee indemnity satisfactory to it, acting reasonably. Subject to those provisions for indemnity and certain other limitations contained in the U.S. Indenture, the holders of a majority in aggregate principal amount of the U.S. Securities of all affected series then outstanding (voting as one class) will have the right to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee, or exercising any trust or power conferred on the U.S. Trustee, with respect to the U.S. Securities of those affected series.

The U.S. Indenture provides that no holder of the U.S. Securities of any series will have any right to institute any proceeding with respect to the U.S. Indenture or for any remedy thereunder, unless (a) that holder shall have previously given to the U.S. Trustee written notice of a continuing Event of Default with respect to the U.S. Securities of that series, (b) the holders of not less than 25% in aggregate principal amount of the U.S. Securities of that series (or in the case of an Event of Default relating to bankruptcy or insolvency, the holders of not less than 25% in principal amount of all affected series then outstanding (voting as one class)) shall have made written request to the U.S. Trustee to institute a proceeding in its own name as trustee under the U.S. Indenture, (c) that holder offered to the U.S. Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby in compliance with such request, (d) the U.S. Trustee failed to institute a proceeding within 60 days after that notice, request and offer of indemnity and (e) no direction inconsistent with that written request has been given to the U.S. Trustee during the 60 day period following notice by holders of not less than a majority in aggregate principal amount of the U.S. Securities of that series or, if applicable, of all the affected series then outstanding (voting as one class). However, the holder of any U.S. Security will have an absolute right to receive payment of the principal of and any premium and interest on that U.S. Security on or after the due dates expressed in that U.S. Security and to institute suit for the enforcement of any of these payments. The U.S. Indenture requires us to furnish to the U.S. Trustee annually an officers’ certificate as to our compliance with certain covenants, conditions or other requirements contained in the U.S. Indenture and as to any non-compliance therewith.

The U.S. Indenture provides that the U.S. Trustee may withhold notice to the holders of the U.S. Securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if the U.S. Trustee, in good faith, considers that withholding to be in the best interests of the holders of the U.S. Securities of those series.

Additional Amounts

All payments made by us under or with respect to the U.S. Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the U.S. Securities, we will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

(a)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(b)

which is subject to such Canadian Taxes by reason of the holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of U.S. Securities or the receipt of payments thereunder;

(c)

which is subject to such Canadian Taxes by reason of the holder’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

(d)

by reason of such holder or beneficial owner being a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of us at the time of payment or deemed payment, or by reason of such holder or beneficial owner not dealing at arm’s length for the purposes of the Income Tax Act (Canada) with a “specified shareholder” of us at the time of payment or deemed payment; or

(e)

if the holder or beneficial owner of, or person ultimately entitled to obtain any interest in, the U.S. Securities is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive share of such payments.

We will also:

(a)	make such withholding or deduction; and

(b)	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the U.S. Trustee and the holders of the U.S. Securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of:

(a)	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the U.S. Securities;

(b)	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c)	any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes on such holder’s net income.

Wherever in the U.S. Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a U.S. Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In any event, no Additional Amounts or indemnity will be payable with respect to taxes imposed directly or indirectly under FATCA and no Additional Amounts or indemnity will be payable in excess of the Additional Amounts or indemnity which would be required if the holder of the U.S. Security was a resident of the United States for purposes of, and entitled to claim the benefits under, the Canada-United States Income Tax Convention (1980), as amended.

Tax Redemption

Subject to certain conditions, the U.S. Securities will be subject to redemption in whole, but not in part, at our option, at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we determine that there is more than an insubstantial risk that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the U.S. Securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the prospectus and prospectus supplement under which the U.S. Securities are offered and sold.

Modification and Waiver

The U.S. Indenture permits us and the U.S. Trustee to enter into supplemental indentures without the consent of the holders of the U.S. Securities to, among other things: (a) secure the U.S. Securities of one or more series, (b) evidence the assumption by the Successor of our covenants and obligations, under the U.S. Indenture and the U.S. Securities then outstanding, (c) add covenants or Events of Default for the benefit of the holders of one or more series of the U.S. Securities or surrender any right or power conferred upon us by the U.S. Indenture, (d) cure any ambiguity or correct or supplement any defective provision in the U.S. Indenture which correction will not be prejudicial to the interests of the holders of the U.S. Securities in any material respect, (e) establish the form and terms of the U.S. Securities of any series, (f) evidence the acceptance of appointment by a successor U.S. Trustee, and (g) make any other modifications which will not be prejudicial to the interests of the holders of the U.S. Securities in any material respect.

The U.S. Indenture also permits us and the U.S. Trustee, with the consent of the holders of a majority in aggregate principal amount of the U.S. Securities of each series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the U.S. Indenture or modify in any manner the rights of the holders of the U.S. Securities of each such affected series; provided, however, that we and the U.S. Trustee may not, among other things, without the consent of all holders of the U.S. Securities then outstanding and affected thereby: (a) change the stated maturity of the principal amount of, or any installment of the principal of or the interest on, that U.S. Security; (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that U.S. Security; (c) reduce the amount of principal of an original issue discount U.S. Security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of the principal of or any premium or interest on that U.S. Security; (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that U.S. Security on or after the stated maturity thereof; or (f) reduce the percentage in principal amount of the outstanding U.S. Securities of the affected series, the consent of whose holders is required for modification or amendment of the U.S. Indenture, or for any waiver with respect to compliance with certain provisions of the U.S. Indenture or certain Events of Default and their consequences provided for in the U.S Indenture.

The holders of a majority in aggregate principal amount of the U.S. Securities of all series at the time outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the holders of all such affected U.S. Securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any U.S. Security of any of those series or an Event of Default in respect of a covenant or provision of the U.S. Indenture or of any U.S. Security which cannot be modified or amended without the consent of all holders of all outstanding U.S. Securities of any series affected.

Defeasance

The U.S. Indenture provides that, at our option, we will be discharged from any and all obligations with respect to the U.S. Securities of any series (except for certain obligations to execute and deliver definitive U.S. Securities of that series, to register the transfer or exchange of the U.S. Securities of that series, to replace mutilated, destroyed, lost or stolen U.S. Securities of that series, to maintain paying agencies, to compensate and indemnify the U.S. Trustee and to maintain the trust described below) (hereinafter called a “defeasance”) upon the irrevocable deposit with the U.S. Trustee, in trust, of money, and/or securities of the government which issued the currency in which the U.S. Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the U.S. Securities of that series on the stated maturity of those payments in accordance with the terms of the U.S. Securities of that series. Such a defeasance may be effected only if, among other things, (a) we have delivered to the U.S. Trustee an opinion of counsel (who may be our independent counsel) stating that we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or there has been a change in the applicable laws or regulations, in either case to the effect that the holders of the U.S. Securities of that series should not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and should be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (b) we have delivered to the U.S. Trustee an opinion of counsel in Canada (who may be our independent counsel) or a ruling from the Canada Revenue Agency to the effect that the holders of the U.S. Securities of that series should not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and should be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the U.S. Securities include holders who are not resident in Canada). In addition, we may obtain a discharge of the U.S. Indenture with respect to the U.S. Securities of all series issued under the U.S. Indenture by depositing with the U.S. Trustee, in trust, an amount of money and government securities as shall be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay, at stated maturity or upon redemption, all of those U.S. Securities, provided that those U.S. Securities are by their terms to become due and payable within one year or are to be called for redemption within one year.

The U.S. Indenture also provides that we may omit to comply with the restrictive covenants described under the caption “Negative Pledge” and certain other covenants and no Event of Default shall arise with respect to the U.S. Securities of that series by reason of this failure to comply (hereinafter called a “covenant defeasance”), upon the irrevocable deposit with the U.S. Trustee, in trust, of money and/or securities of the government which issued the currency in which the U.S. Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the U.S. Securities of that series on the stated maturity of those payments in accordance with the terms of the U.S. Securities of that series. Our other obligations with respect to the U.S. Securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (a) we have delivered to the U.S. Trustee an opinion of counsel (who may be our independent counsel) to the effect that the holders of U.S. Securities of that series should not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and should be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (b) we have delivered to the U.S. Trustee an opinion of counsel in Canada (who may be our independent counsel) or a ruling from the Canada Revenue Agency to the effect that the holders of the U.S. Securities of that series should not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and should be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the U.S. Securities include holders who are not resident in Canada).

In the event that we exercise our option to effect a covenant defeasance with respect to the U.S. Securities of any series and the U.S. Securities of that series are thereafter declared due and payable because of the occurrence of an Event of Default, the amount of money and securities on deposit with the U.S. Trustee would be sufficient to pay the amounts due on the U.S. Securities of that series at their respective stated maturities, but may not be sufficient to pay the amounts due on the U.S. Securities of that series at the time of the acceleration resulting from that Event of Default. However, we would remain liable for this deficiency.

Consent to Service

We have designated C T Corporation System, 28 Liberty Street, New York, New York, 10005 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the U.S. Indenture or the U.S. Securities and for actions brought under federal or state securities law in any federal or state court located in the Borough of Manhattan, New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

The U.S. Indenture is, and the U.S. Securities will be, governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

We may offer and sell Debt Securities: (i) to underwriters purchasing as principal; (ii) directly to one or more purchasers in accordance with applicable securities laws; or (iii) through agents. The Debt Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Debt

Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Debt Securities. If Debt Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Debt Securities by purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us.

The prospectus supplement relating to each offering of Debt Securities will set forth the terms of the offering of those Debt Securities and the related guarantees by CPKC, including the name or names of any underwriters or agents, the purchase price of the Debt Securities, the proceeds to us, any underwriters’ or agents’ fees or other compensation, any public offering price, and any discounts or concessions allowed or re-allowed or paid. Only underwriters or agents named in the relevant prospectus supplement are deemed to be underwriters or agents in connection with the Debt Securities offered by that prospectus supplement.

If underwriters purchase Debt Securities as principal, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities offered by the prospectus supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Debt Securities may also be sold directly by us at prices and upon terms agreed to by the purchaser and us or through agents designated by us from time to time. Any agent involved in the offering and sale of the Debt Securities pursuant to a particular prospectus supplement will be named, and any commissions payable by us to that agent will be set forth, in such prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a reasonable commercial efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of any Debt Securities offered by this prospectus. Any such commission will be paid out of general funds. Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Each series of the Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the Debt Securities, but they will not be obligated to do so and may interrupt or discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debt Securities of any series or that an active public market for the Debt Securities of any series will develop. If an active public trading market for the Debt Securities of any series does not develop, the market price and liquidity of such series of Debt Securities may be adversely affected.

The prospectus supplement will set forth the intention of any underwriters or agents who participate in the distribution of the Debt Securities to over-allot or effect transactions which stabilize the Debt Securities’ price at a higher level than that which might exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

EARNINGS COVERAGE

Information regarding earnings coverage ratios will be provided in the applicable prospectus supplement relating to the offering of Debt Securities, as required by applicable securities laws.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of Debt Securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Debt Securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

In addition to the other information contained in this prospectus and in the section entitled “Risk Factors” in the 2024 Annual Report on Form 10-K, which section is incorporated by reference into this prospectus, prospective investors should carefully consider the following factors in evaluating CPRC and its business before making an investment.

Prospective purchasers of the Debt Securities should consider carefully the risk factors set forth below and those incorporated by reference as well as the other information contained in and incorporated by reference into this prospectus and contained in the applicable prospectus supplement before purchasing the Debt Securities offered hereby. If any event arising from these risks occurs, our or CPKC’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Debt Securities could be materially adversely affected.

Additional Risks Related to the Debt Securities

There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the Debt Securities will develop.

There is no public market for the Debt Securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the Debt Securities on any securities exchanges. If the Debt Securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the Debt Securities will develop.

Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities will be an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Debt Securities denominated or payable in foreign currencies may entail foreign currencies risk.

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

The Debt Securities and guarantee will be structurally subordinated to certain indebtedness of our and CPKC’s corporate and partnership subsidiaries.

Unless otherwise provided with respect to a series of Debt Securities, the Debt Securities will be our unsubordinated and unsecured obligation and will rank equally with all of our other unsecured, unsubordinated obligations. We conduct a substantial portion of our business through corporate and partnership subsidiaries. Our obligations under the Debt Securities will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate and partnership subsidiaries.

The guarantee will be CPKC’s unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of Debt Securities, will rank equally with all of CPKC’s other unsecured, unsubordinated obligations. CPKC conducts a substantial portion of its business through corporate and partnership subsidiaries. CPKC’s obligations under the guarantee will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of CPKC’s corporate and partnership subsidiaries.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement relating to an offering of a series of Debt Securities, certain legal matters relating to Canadian law will be passed upon for us and CPKC by Bennett Jones LLP, Calgary, Alberta, and certain legal matters relating to United States law will be passed upon for us and CPKC by Sullivan & Cromwell LLP, New York, New York.

ENFORCEABILITY OF CIVIL LIABILITIES

We and CPKC are incorporated and governed by the laws of Canada. A substantial portion of our and CPKC’s assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon us and CPKC and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our and CPKC’s civil liability and the civil liability of our and CPKC’s directors, officers or experts.

EXPERTS

The consolidated financial statements of CPKC as at December 31, 2024 and 2023 and for the three years ended December 31, 2024 and the related financial statement schedule, incorporated in this prospectus by reference from CPKC’s 2024 Annual Report on Form 10-K, and the effectiveness of CPKC’s internal control over financial reporting as at December 31, 2024 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.

The consolidated financial statements of KCS as of December 31, 2022 and for the years ended December 31, 2022 and 2021, incorporated in this prospectus by reference from CPKC’s 2024 Annual Report on Form 10-K, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference.

Such audited consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

In connection with the audit of CPKC’s annual consolidated financial statements for the year ended December 31, 2024, Ernst & Young LLP, the auditors of CPKC, is independent within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”) and within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta. Ernst & Young LLP has served as auditor of CPKC since November 29, 2021.

In connection with the audit of KCS’s annual consolidated financial statements for the years ended December 31, 2022 and 2021, PricewaterhouseCoopers LLP was independent within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and PCAOB as at December 31, 2022 and December 31, 2021.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; the consent of Ernst & Young LLP; the consent of PricewaterhouseCoopers LLP; powers of attorney from our directors and officers; powers of attorney from CPKC’s directors and officers; the Canadian Indenture; the U.S. Indenture; and the statement of eligibility of the U.S. Trustee on Form T-1. The Form F-X of the Company and CPKC and the Form F-X of Computershare Trust Company of Canada have also separately been filed with the SEC.

US$1,200,000,000

CANADIAN PACIFIC RAILWAY COMPANY

US$600,000,000 4.800% Notes due 2030

US$600,000,000 5.200% Notes due 2035

PROSPECTUS SUPPLEMENT

March 12, 2025

Joint Book-Running Managers

Wells Fargo Securities	BofA Securities	Goldman Sachs & Co. LLC	Morgan Stanley

BMO Capital Markets	CIBC Capital Markets	RBC Capital Markets	Scotiabank	SMBC Nikko
(2030 Notes)	(2035 Notes)	(2030 Notes)	(2030 Notes)	(2035 Notes)

Co-Managers

BMO Capital Markets	CIBC Capital Markets	RBC Capital Markets	Scotiabank	SMBC Nikko
(2035 Notes)	(2030 Notes)	(2035 Notes)	(2035 Notes)	(2030 Notes)

ATB Capital Markets	Desjardins Capital Markets	US Bancorp